15



03050062

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Randstad Holding

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS



PROCESSED
APR 24 2003
THOMSON FINANCIAL

FILE NO. 82- 49516 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 4/15/03

randstad holding



Work is like food.

The labor market is a true market in the sense that over- and undersupply are its most powerful dynamics. Traditionally, the labor market has been adversarial. But in our complex, competitive, globalized economies, work is no longer simply the local offer and acceptance of employment. Dynamics in the labor market are influenced by complex economic, regulatory, geographic and socio-demographic conditions. Our regulatory environments tend to confirm and reinforce the adversarial perception. But the world, and the world of work, has moved on. Globalization and technology have removed national boundaries, opening up world markets and a need to respond to them fast, creatively and competitively.

All economies are cyclical. During periods of strong economic growth, the main dynamic in the labor market is scarcity of supply. Companies have difficulty in finding the right personnel to support their growth. All players in the labor market become 'future economy' thinkers, almost automatically. These are the times when 'people are our greatest asset'. When downturn hits, the dynamic shifts once again. Jobs become scarcer. Companies are under pressure. The uncertainty that goes with it strikes and the old adversarial tradition returns, just as automatically. These are the times when 'people are our greatest cost factor'.

What is missing in the traditional supply and demand mechanism is flexibility, which leads to higher productivity. As dynamics shift, we are confronted with different



conditions and different challenges. Whether we are in a period of strong economic growth or downturn, the need for flexibility is always present. The staffing industry provides it through its core competence of matching supply and demand, whatever the economic climate.



Changing demographics

Flexibility is the crucial component in smooth interaction between all the forces involved in the labor market. It is the lubricant which oils the engine and keeps it running, whatever the economic climate. The demand for flexibility is not a knee-jerk reaction when downturn hits. Flexibility is becoming more and more an integral strategic issue for companies and desirable for employees. Given the complexity of the labor market and its conditions, it is almost impossible for businesses and employees to anticipate and accommodate every shift in economic dynamics.

Anticipation requires specific knowledge of and expertise in the interaction between supply and demand. But it also requires a vision of the impact of socio-demographic factors and the regulatory environment in which the labor market works. As companies increasingly focus on their own core business, they are recognizing the role the staffing industry plays. Through its core



Macmillan Distribution Limited - Randstad Inhouse Services UK competence of matching supply and demand, the staffing industry is the obvious player to inject flexibility. When supply is tight, it ensures businesses have access to employees with the right qualifications and skills. When economics are challenging, the staffing industry's core competence supports businesses in, for example, repositioning existing work forces. For example, in 2002 Randstad successfully relocated close to 2,000 employees from one company to new jobs elsewhere. The staffing industry can also provide the flexible personnel needed when recovery begins.



For many businesses, flexibility is becoming key to success regardless of economic climate. It has a strong impact on their competitive position, productivity and as a result on shareholder value. In today's service-oriented and high-tech/higher-skill economies, flexibility has to be embedded in human resources strategy. 'Production' is no longer about heavy machinery operated by low-skill, blue-collar workers. Regardless of economic conditions, access to and availability of qualified human capital at the right time is important for companies to succeed.

For employees, the staffing industry offers access to work, even in times of scarcity. It facilitates entry and participation in the labor market, creating opportunities for work experience so that employees can gain skills attractive to employers. Increasingly, employees are seeking flexibility as they strive to balance work and personal life. A survey carried out in 2002 among employees at Randstad North America showed that a better work/life balance was their main priority, followed by a flexible workplace, with 'an employer who understands the importance of personal lives'. For European employees, research commissioned by the International Confederation of Private Employment Agencies (CIETT) showed improved balance between work and personal life is second only to income. Both surveys show the life/work balance requirement is driving more people to opt for part-time and flexible working time contracts instead of a full-time permanent job.

In most advanced economies, the labor market continues to work in a traditional regulatory environment, although this is changing. The crucial role played by the staffing industry in the labor market is being recognized more and more, also by the regulators. In 2000, the EU's Employment Summit in Lisbon stated that all players in the labor market, including the staffing industry, had to be enlisted 'in a bid to promote more flexible forms of work organization and reform the regulatory, contractual and legal environment'. The initial idea in 2000 was for social partners - employers' and employees' organizations - to work together on increasing employment by 10% by 2010. The potential major contribution of the staffing industry to this goal was recognized.

However, the social partners could not come to agreement on how this employment increase should be regulated. In the adversarial tradition, flexworking is often seen as a threat to the hard-fought position and entitlements of permanent employees. The EU Commission has now issued a draft directive, in which next steps are made in deregulation of labor markets such as a call to remove restrictions on staffing.

Even before this initiative, deregulation had begun. But it is proceeding slowly. Europe is moving toward deregulation of its labor markets, having learned hard economic lessons in the 1980s and 1990s. During that period, the more liberal US labor market was a powerhouse of job creation. In many European countries, the deployment of flexworkers, which can contribute to job creation and improve productivity, was prohibited until the 1990s. In heavily regulated countries such as Germany, Italy, Spain and France, a significant lack of job growth in that period suggests a correlation between unemployment and overregulation. Better said, the lack of flexible options for both companies and employees contributed negatively to employment and productivity.

What current regulations tend to overlook is the fact that in today's mature staffing industry, flexworkers are already employees - of their staffing company. They have access to benefit packages in the same way as permanent employees. When, uniquely, Randstad in the UK launched a benefit package for its flexworkers, it saw immediate results. Contrary to the belief




European Parliament at work

that all flexworkers are looking for permanent jobs, the number of Randstad staffing employees opting for longer-term flexible employment grew significantly right after the package was launched.
In Germany, new regulatory reform called for the integration of the staffing industry as a regular part of the labor market. Even though there is still much more reform required if German staffing companies are to realize their true potential, the new legislation contains positive elements. The German staffing industry has now started negotiations with the unions on remunerations and conditions for flexworkers. Randstad which, again uniquely, already has a CLA with a prominent labor union in that country will take a leading role in the discussion.

Although all participants in the labor market are now preoccupied with the realities of the current economic situation, the world of work continues to change. The general perception of how we work, what role work plays in our lives, has changed. The 'job for life' concept has almost disappeared. Recognition of and proactive approach to this ongoing evolution is essential to "future economy" thinking. The staffing industry has come a long way in the past 25 years. It has evolved into a sector with a clear role to play and contribution to make. Service and manufacturing industries are fighting downturn – today's staffing industry can meet the needs of both through its expertise and innovative and flexible approach. And, as part of the service industry, the staffing industry understands the challenges at every level. Through its core competence of matching supply and demand, supported by deep knowledge of the world of work, the staffing industry and the flexible work it facilitates are an integral part of the future economy.


YACHT
Food for Thought meeting - Yacht

Today's staffing industry works in most areas of the labor market. The present preoccupation with the economic engines - services and manufacturing - means it is possible to overlook the fact that the public sector in many countries is also in difficulties. Public services, specifically health care and education, are crying out for professionals. Where regulatory environments allow, the staffing industry is working to fill the gap in our essential services. In the Netherlands, for example, more and more children are being taught by 'flexteachers'.

In-house staffing services offer clients direct access to flexible personnel management and planning solutions. Our in-house consultants work exclusively for a single client, supporting planning and work force management – on site. They develop a deep understanding of client needs so they can continually anticipate and match demand for flexworkers. Some call centers, for example in Denmark, are staffed exclusively by specially trained Randstad flexworkers. This kind of service adds real value. Randstad also makes available professionals in high-skill disciplines, ranging from IT and technology to legal and finance. At Yacht, interim professionals meet regularly to stay on top of developments in their field in the same way permanent employees share best practice. Companies benefit from their broad range of varied experience. For the interim professionals, flexworking offers an opportunity to grow employability. Quality service is a priority, not least because staffing is a very competitive sector in its own right.

Classification of the flexible employment market by type of flexible employment, in countries where Randstad is active, 2001
in % of the workforce

	staffing	fixed-term contracts	self-employed
Belgium	1.8	6.2	13.9
Denmark	0.2		
Germany	0.8	12.2	9.4
France	2.4	12.6	8.2
United Kingdom	3.8	3.7	11.4
Italy	0.7	9.1	22.7
Netherlands	3.6	7.5	9.7
Portugal	1.1	18.9	19.0
Spain	0.9	31.1	17.6
Switzerland	0.8		
North America	2.4		7.0

In the media, a great deal of attention has been paid to the current economic downturn. However, even as all participants in the labor market concentrate on overcoming this malaise, we cannot lose sight of the future. It is the staffing industry's responsibility - and best interest - to closely monitor longer-term labor issues, such as demographic changes and evolving skill needs.

In the near-to-longer term, and given the fact that economies are cyclical, the dynamics of the labor market will change again. Economies will recover and the world will breathe a collective sigh of relief. We will be back on track. But even in recovery, we will face a whole new playing field. Three major factors will influence our future: globalization, technology and a profound demographic shift. Globalization and technology have been with us for some time; the less obvious issue is demographics. In Europe and Japan particularly, tens of millions of baby boomers will retire in the next 10 to15 years. To date, the 'graying' population issue has been seen in terms of its potential burden on public services such as health care. But the baby boomers' departure from the labor market will leave a huge gap. Although growing, women's participation in the labor market will not compensate for the departure of the baby boomers. In addition, working mothers can only participate if conditions are flexible. Their inflow into the labor market is already a strong agent in driving flexibilization.

A further factor is the 'upskilling' of work. The greatest skill requirements in the future will be computer-related in some way or the other. In the US alone, more than 19 million new upskilled jobs have been created in the past 10 years. At the same time, there is a growing need for the so-called 'soft' or 'social' skills. As economies become more service-oriented, the demand for 'people' skills will grow. By the end of the 1990s, services already accounted for two-thirds of all jobs in Europe.



Regardless of 'hard' or 'soft', upskilling demands a change in the way people are educated and trained. Canada and the US currently have a much greater percentage of college-educated labor market participants; Austria, Italy, Portugal and Spain have the lowest. Other EU countries fall somewhere in between. The US faces a challenging future since the majority of its college graduates are baby boomers; this is compounded by the fact that the educational outcomes of many GenXers and GenYers are not high, especially among ethnic minorities. In Europe, Randstad has programs aimed at stimulating work experience for groups that have not traditionally participated in the labor force: minorities, women, the handicapped, and 'matures'. For non-participants and young people, the staffing industry offers an opportunity to gain work experience and develop employability skills.

One of the staffing industry's core competencies is ensuring the regular inflow of participants into the labor force. This is part of its key task. By working pro-actively to bring non-participants into the workforce and supporting the growth of employability skills in young people, the staffing industry is contributing significantly to a more flexible future for both companies and flexworkers.



...cashiers - Randstad Belgium

Safe Harbor statement

This document contains forecasts on Randstad Holding nv's future financial performance, results from operations, and goals and strategy. By definition, forecasts generate risk and uncertainty because they refer to events in the future and depend on circumstances that cannot be foreseen in advance. Numerous factors can contribute to material deviation from results and developments indicated in forecasts. Such factors can include general economic circumstances, scarcity on the labor market and the ensuing demand for (flex) personnel, changes in labor legislation, personnel costs, future exchange and interest rates, changes in tax rates, future corporate mergers, acquisitions and divestments, and the speed of technical developments. You should not place undue reliance on these forecasts. They are made at the time of publication of annual accounts, and in no way provide guarantees for future performance. All operating and business environments are subject to risk and uncertainty. For this reason, we can offer no assurances that the forecasts published here will prove correct at a future date.

This annual report was prepared in English and Dutch. Please note that in case of unclarity, the Dutch text is decisive.

contents

Corporate mission

Core business

Randstad Holding nv specializes in flexible work and human resources services solutions and has group companies in Europe and North America. We view the total employment market as our playing field. Employment market expertise is the key element in all services offered by the Group. Services are designed to facilitate the supply of labor to organizations, enabling them to operate with more focus, flexibility and effectiveness. This key expertise also underpins the Group's profile as an attractive and reliable employer, able to attract and retain employees. These components can be translated into two core concepts: adaptability and employability.

The Randstad Group is organized into three segments: *mass-customized staffing* (Randstad, Tempo-Team and other group companies), *large-scale staffing* (Capac & Randstad Inhouse Services), and *professionals staffing* (Yacht).

We are one of the largest temporary and contract staffing organizations in the world. Randstad is market leader in the Netherlands, Belgium, Germany and in the south-east of the United States. In addition, Randstad is active in Canada, Denmark, France, Italy, Luxembourg, Portugal, Spain, Switzerland and the United Kingdom.

Randstad was founded in 1960. In 2002, the Randstad Group generated revenue of € 5.4 billion and net income of € 56.8 million. During the reporting year, an average 207,800 people were employed by Randstad every day. At year-end, Randstad had a total of 1,685 branches and 582 in-house locations at customer sites in Europe and North America, 339 of which are Capac or Randstad Inhouse Services. Distribution is multi-channel, using branch networks, in-house locations and the Internet.

Our goal is to ensure long-term corporate continuity. In pursuing this goal, the creation of value for all stakeholders is crucial. This implies continual growth in revenue and profit through optimal use of equity. Strategy is based primarily on organic growth. In some markets, acquisitions are used to achieve targeted market positions faster.

In geographic terms, the Randstad Group's growth strategy is focused on Europe and North America. These regions represent more than 80% of the world market for temporary and contract staffing. Within these regions, the Group concentrates on rapidly growing economic areas.

Recruitment, selection, education, training, motivation and personal development of employees are top priorities. This focus stems from a conviction that employee commitment, enthusiasm and expertise are crucial for success in a service-oriented organization.

Randstad is an integral part of the business and social environment and uses its employment market expertise to respond actively to social developments. For Randstad, social responsibility is a way of life. This commitment is expressed in the constant and careful consideration of the interests of all involved stakeholders (employers, flexworkers, our own employees, shareholders, employers' and employees' organizations, etc.). Randstad's dedication to the community is also evident in active participation in specific projects for improving employment market functioning.

Randstad Holding nv is listed on Euronext Amsterdam and is included in Amsterdam's Midkap Index (AMX). Options on Randstad stock are also traded in Amsterdam.

More information on Randstad Holding is available on www.randstadholding.com.

core data

amounts in millions of €, unless otherwise indicated	2002	2001	Δ%
Revenue	5,443.8	5,818.4	(6.4)
Gross profit	1,193.4	1,339.4	(10.9)
EBITDA[1]	166.2	175.7	(5.4)
Operating profit	100.1	103.8	(3.6)
Net income from ordinary operations	58.6	48.3	21.3
Net income	56.8	60.1	(5.5)
Cash flow from operations	196.4	197.5	
Free cash flow	223.4	218.5	
Shareholders' equity	334.5	350.0	(4.4)
Net debt	207.5	405.3	(48.8)
Operating capital employed[2]	509.7	659.8	(22.7)
Capital employed	906.2	1,088.5	(16.7)
Operating return[3]	17.1%	14.8%	
ROACE[4]	5.9%	4.5%	
Interest cover[5]	10.5	6.8	
Average number of staffing employees	207,800	217,800	(4.6)
Average number of corporate employees	13,040	14,500	(10.1)
Number of branches, year-end	1,685	1,769	(4.7)
Number of in-house locations, year-end	582	489	19.0
Market capitalization, year-end	988.5	1,727.3	(42.8)
Price/earnings ratio	20	44	
Average number of ordinary shares outstanding (mln)	115.4	115.6	
Average number of diluted ordinary shares outstanding (mln)	115.4	115.6	
Number of ordinary shares issued (mln), year-end	115.6	115.6	
Closing price (in €)	8.55	14.94	(42.8)
Ratios in % of revenue			
Gross margin	21.9%	23.0%	
EBITDA	3.1%	3.0%	
Operating profit	1.8%	1.8%	
Net income from ordinary operations	1.1%	0.8%	
Net income	1.0%	1.0%	
Earnings per ordinary share (€)	0.42	0.45	(6.7)
Earnings per ordinary share from ordinary operations (€)	0.43	0.34	26.5
Diluted earnings per ordinary share from ordinary operations (€)	0.43	0.34	26.5
Dividend	0.17	0.14	21.4
Pay-out (in %)	39.5	41.2	

1 EBITDA: income before financial income and expenses, taxes, depreciation tangible fixed assets and amortization of intangible fixed assets. 2 Operating capital employed: tangible fixed assets + working capital - cash + dividend + short-term interest-bearing debt - receivable from sale real estate. 3 Operating return: operating profit on average operating capital employed. 4 ROACE: net income from ordinary operations on average capital employed. 5 Interest cover: EBITDA on financial income and expenses.

report to shareholders

Dear Shareholder,

In general economic terms, 2002 has been a very difficult year. The overall malaise was exacerbated in the latter part of the year by geopolitical developments. As a result of this uncertain environment, the year 2002 has not been an easy one for Randstad Holding nv. In the second half of 2002, Randstad North America's revenue showed a modest increase. Germany has again proved a challenging market. Cost-reduction measures introduced in the fourth quarter of 2001 were already effective in the first quarter of 2002. Combined with effective management of idle time, the operating result in Germany improved considerably. Most European markets declined compared to 2001. In mature staffing markets, such as Belgium and Denmark, Randstad was able to generate modest increases in revenue in the second half of the year. In our new markets, especially in Italy, Portugal and Canada, Randstad achieved considerable growth in revenue. Overall revenue was down on 2001 by 6%, however, the vast majority of group companies matched or outperformed the market.

Highlights of the performance in 2002:
- Net debt level was reduced to € 207.5 million;
- DSO declined to 52 days;
- Net income from ordinary operations improved by 21%;
- Earnings Per Share (EPS) increased by 26.5% to € 0.43.

Although market conditions have been difficult, we have used this year well. Stringent cost-cutting measures taken in 2000 and 2001 exceeded targets. These and other initiatives have continued to generate reductions in operating expenses. A sharpened focus of the whole organization on long-term continuity through organic growth and profitability was the result of our strategy update, early 2002. The four building blocks – strong concepts, the best people, excellent execution and superior brands – are key. We defined and are in the process of implementing best practice in work processes. Our goal is the consistent and systematic embedding of the standardized processes throughout the organization. Considerable progress has been made. One of our priorities in 2002 was the standardization of financial and cost-control procedures and processes. Efficiency benefits have been realized through, for example, the creation of a common IT platform in North America. Front- and back-office systems have been integrated and Randstad North America now uses a single Shared Service Center. We have also implemented a medium-term IT program which includes governance throughout the Group and delegates execution to individual operating countries, with the exception of strategic initiatives.

In the course of 2002, Randstad Holding nv's CEO Cleem Farla was affected by a serious illness. As a result, his tasks and responsibilities were assumed by the Executive Board, with the undersigned taking on the role of acting CEO. The whole organization joins the Executive Board in expressing our very best wishes for his future health.

At the start of 2002, we committed as an organization to putting in place strong foundations on which to build continuity for the future. Our employees have supported this commitment wholeheartedly and worked hard to achieve our common targets. This has not always been easy. As a result, however, we are now well-equipped to pursue our longer-term strategic goals.

Ben Noteboom
Acting CEO Randstad Holding nv

The Supervisory Board of Randstad Holding nv

	Initial appointment	Current appointment to GMS in
J.F.M. Peters, chairman	1993	2003
F.J.D. Goldschmeding, vice-chairman	1999	2003
J.P. Guépin (until May 22, 2002)	1989	–
J.C.M. Hovers	1995	2005
K. Vuursteen	2000	2004
L.M. van Wijk (from May 22, 2002)	2002	2006
R. Zwartendijk	1999	2004

Other information on the Supervisory Board

J.F.M. Peters, chairman (1931) [1, 2, 3]
Economist, former chairman of the board of AEGON N.V., holds various memberships of Supervisory Boards, among others Bank Nederlandse Gemeenten and Pharmacía.

F.J.D. Goldschmeding, vice-chairman (1933) [1, 2]
Economist, founder of Randstad and former president and CEO of Randstad Holding nv, member of the Advisory Council ING Groep N.V., Human Capital Group Deloitte & Touche and GVB.

J.C.M. Hovers (1943) [1]
Econometrist, former chairman of the boards of Océ N.V. and Stork N.V., holds various memberships of Supervisory Boards, among others Grolsch nv and De Nederlandsche Bank N.V., member of Advisory Council GVB.

K. Vuursteen (1941) [3]
Agricultural engineer, former chairman of the board of Heineken n.v., holds various memberships of Supervisory Boards, among others Gucci Group NV, ING Groep N.V. and Royal Ahold n.v.

L.M. van Wijk (1946)
Econometrist, president and CEO of KLM, holds various memberships of Supervisory Boards, among others Northwest Airlines, Martinair, TUI Nederland nv, Tourisme Recreatie Nederland and AEGON Nederland N.V.

R. Zwartendijk (1939)
Economist, former member of the board of Royal Ahold n.v. and former president and CEO of Ahold USA, holds various memberships of Supervisory Boards, among others Buhrmann NV, Nutreco Holding nv, Koninklijke Numico N.V., Blokker Holding B.V. and Innoconcepts nv.

1 member of the audit committee
2 member of the remuneration & nominating committees
3 member of the management development committee

report from the supervisory board

As required by Article 26 of the Articles of Association, we submit Randstad Holding nv's annual report for the year 2002. The financial statements have been audited and approved by PricewaterhouseCoopers Accountants N.V. The auditors' report is on page 80.

We endorse the Executive Board's proposal to declare a cash dividend of € 19.6 million, or € 0.17 per ordinary share with a nominal value of € 0.10 from net income for 2002 of € 56.8 million, after deduction of the cumulative preferred dividend of € 8.6 million. The proposed dividend is based on net income from ordinary operations of € 58.6 million, with the pay-out maintained at approximately 40%. We further endorse the Executive Board's proposal to retain the remaining amount of € 28.6 million and add it to the general reserve. We propose you adopt the financial statements and appropriate the profits according to the Executive Board's proposal.

In 2002, the Supervisory Board and the Executive Board met seven times. Absenteeism was negligible. Key issues at those meetings were:

- Executive Board: following the illness of the CEO, ensuring continuity by appointing an acting CEO and redistributing the tasks of the Executive Board for the duration. As per March 1, 2003, acting CEO Ben Noteboom has been appointed chairman of the Executive Board and CEO.
- Strategy update: support to the Executive Board in its execution of the strategy as updated in the beginning of 2002.
- Financial results: market developments, capacity management and related corporate risks, further improvement of internal control systems, Days Sales Outstanding, and management of working capital and funding of the company.
- Management development: this is considered an important strategic issue. Therefore, the Supervisory Board met with senior managers from the Group's operating companies.
- Real estate policy: general real estate issues and the sale of a real estate portfolio.
- Code of the Supervisory Board: Randstad follows a Supervisory Board code comprising tasks, working methods and interaction with the Executive Board. This code was critically assessed. At the start of 2003, some additions were made to bring it even further in line with Corporate Governance Commission recommendations.
- The composition of the Supervisory Board: due to the increased complexity and growing internationalization of the business, and in order to continue functioning effectively as a sounding board for the Executive Board, the Supervisory Board has been looking for candidates to fill an additional, seventh, seat in the Board.
- Variable compensation policy (bonus system): a system was developed for consistent application throughout the Group. It includes some differentiation in payment on a non-individual basis and has the flexibility for tailoring to a specific market or local situation.
- Role of auditors and composition of the team: the role of the auditors was assessed. PricewaterhouseCoopers' appointment has been continued for the year 2002. This decision was on the agenda of the General Meeting of Shareholders. The Supervisory Board was closely involved in the succession process of the concurring partner, who retired during the year.

The Supervisory Board met once without the Executive Board and discussed the effectiveness, composition and performance of both Boards. In terms of the Supervisory Board's work, issues were quality and timing of corporate information flows, the Board members' contribution, and corporate governance. The remuneration, nominating and management development committees all met once in 2002; the audit committee met twice. In addition to extensive discussions with the company's external auditors, risk management and internal control were high priority on the audit committee's meeting agenda.

The Supervisory Board's code and its members' profiles are available for insight at the Group's premises and on the corporate website. All Supervisory Board members are independent, with one exception (for details, see page 20 corporate governance).

During the General Meeting of Shareholders, Mr. J.P. Guépin stepped down having reached the statutory retirement age. He was a member of the Supervisory Board for 13 years. We are most grateful for his efforts and dedication. The vacancy created by Mr. Guépin's retirement was filled by Mr. L.M. van Wijk for a term of four years. We welcome his international management experience and expertise in the service industry. At the forthcoming meeting, Mr. J.F.M. Peters will step down having reached the statutory retirement age. At his retirement, he will have been on the Supervisory Board for 10 years, of which three years as chairman.

For Randstad, 2002 was a time of revitalization. This led to greater focus on revenue, profitable growth and cost control. Through this back-to-basics drive and focus on core business concepts, Randstad is on track. We wish to thank all the employees for their ongoing commitment and dedication.

The Supervisory Board is very thankful for Mr. Farla's valuable, and ongoing, contribution to the organization. We want to express our best wishes for his future health.

Diemen, February 14, 2003

The Supervisory Board

2002 was the first full year during which Randstad published quarterly reports. The increased frequency in reporting was used to improve transparency and reinforce our reputation. Through quarterly outlooks Randstad strove for greater clarity on business and market progress and development. In the difficult economic context it is even more important to be alert and proactive in providing investors with clear and timely information. Within the Executive Board, the CFO has lead responsibility for investor relations, and has the active support of the CEO.

Randstad has a target-group policy, in which a distinction is made between the following categories:

- analysts
- institutional investors
- private investors
- the financial media
- financial advisors.

In order to keep all these target groups properly informed, a broad spectrum of activities was carried out in 2002. Road shows for institutional investors were organized in the Netherlands, the US, the UK, France, Germany, Italy and Belgium. Furthermore, Randstad participated in several international investor conferences. Randstad hosts an analyst meeting to present its results twice a year and several events were held for private investors.

We intend to comply with IAS-standards for the reporting year 2005 with comparable figures of 2004. This is in line with EU and Euronext requirements. Randstad is currently in the process of assessing the impact of the IAS conversion. Within the project, one of the priorities will be ensuring shareholder and analyst understanding of the changes on the income statement and balance sheet.

In addition to corporate information on the Randstad Group, the Randstad Holding website (www.randstadholding.com) contains a section on investor relations, where information can be found concerning Randstad shares, quarterly reports and presentations, and important financial data. Visitors to the site may also request information in printed form and subscribe to obtain press releases and the daily closing price of the Randstad share by e-mail.

Development of the share

Our share price ended the year at € 8.55, 42.8% below the 2001 closing price of € 14.94. The AEX Index closed the year down 36.3% against its 2001 year-end level; the Amsterdam Midkap Index fell by 34.8%. In line with general market trends volatility increased strongly. The lowest point of the year, € 5.37, was reached on October 9, following a period dominated by negative economic sentiment.

Indicative geographic spread of free-float shares, year-end 2002

Netherlands	40.8%
United Kingdom	21.7%
United States	14.1%
France	7.5%
Belgium	5.5%
Switzerland	2.9%
Luxembourg	2.0%
Germany	0.5%
Other countries	5.0%



Indicative spread share ownership free-float shares, year-end 2002

Private investors	14.2%
Banks	46.2%
Institutional investors[1]	37.0%
Other	2.6%



1 Insurance companies, pension funds and investment companies

Important dates 2003

Publication 1st quarter results, before start of trading	April 29, 2003
Analyst conference call 1st quarter results	April 29, 2003
General Meeting of Shareholders	May 13, 2003
Fixing ex-dividend	May 15, 2003
Dividend available for payment	June 10, 2003
Publication 2nd quarter results, before start of trading	July 30, 2003
Press conference and analyst presentation 2nd quarter results	July 30, 2003
Publication 3rd quarter results, before start of trading	October 29, 2003
Analyst conference call 3rd quarter results	October 29, 2003

Indexed price trend Randstad Holding nv shares 2002


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400
200
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002

Trading volume Randstad Holding nv shares 1993-2002


x 1,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002

In contrast, the peak of € 18.21 on March 19, resulted from considerable optimism on the state of the economy (in Europe and the US). Traditionally, staffing companies are among the first to benefit from an economic upturn. As a result, staffing stocks in general react strongly to changes in economic sentiment. Market capitalization of ordinary Randstad shares amounted to € 988.5 million on December 31, 2002. Capitalization of type-B preferred shares is € 165.8 million.

Shares in Randstad Holding nv are quoted on Euronext Amsterdam. Options on Randstad shares are also traded there. Randstad is included in the Amsterdam Midkap Index, the Netherlands' second largest index (the Amsterdam Midkap Index consists of the 25 most active mid-cap securities traded in Amsterdam). The securities included in the Amsterdam Midkap Index are selected on the basis of value of turnover in these shares on Euronext Amsterdam (AEX the top 1-25, Midkap the next 26-50 ranked). We estimate Randstad's free float to be at 45%. Furthermore, in the course of the year Randstad Holding qualified to form part of the NextPrime Index. This is a Euronext initiative to distinguish between the large number of listed companies across the different countries. Companies included in the NextPrime Index have to comply with a number of quality standards relating to reporting and transparency. Finally, based on market capitalization the Randstad share forms part of the Next 150 segment of Euronext.

Randstad shares function as the underlying value for various derivative products, such as Randstad warrants and option products. Randstad does not issue option rights. Therefore, their exercise does not lead to an increase in the number of outstanding Randstad shares.

Randstad dividend policy is to pay out annually approximately 40% of net income from ordinary operations to holders of ordinary shares in the form of a cash dividend, after deduction of the preferred dividend.

Shareholder structure

At the end of 2002, the issued share capital of Randstad Holding nv consisted of:

- ordinary shares: 115.6 million with a nominal value of € 0.10
- type-B preferred shares: 25.2 million with a nominal value of € 0.10

No new shares were issued in the reporting year.

Following flotation in 1990, there were 108 million ordinary shares in issue. In 1998, 7.6 million new ordinary shares and 25.2 million type-B preferred shares were issued. Randstad Beheer bv is an important principal shareholder, owning more than 40% of the ordinary shares.

Approximately 85% of the ordinary shares have not been converted into depositary receipts. The holders of these shares may make unrestricted use of their voting rights at the General Meeting of Shareholders. Approximately 15% of ordinary shares are depositary receipts. Those shares are held by two foundations, Stichting Administratiekantoor Randstad Optiefonds and Stichting Administratiekantoor Randstad Holding. Depositary receipts in the former are fully convertible; convertibility of those in the latter is limited. The depositary receipts issued by the depositories are held by Gaud Holding bv, Stichting Randstad Optiefonds and by employees who have obtained depositary receipts by exercising options. When shares are converted into depositary receipts, beneficial ownership is separated from legal ownership. Therefore, the holders of depositary receipts have no voting rights.

Type-B preferred shares ('financing prefs') are held by a foundation, Stichting Administratiekantoor Preferente Aandelen Randstad Holding. The voting rights attached to these shares are vested in this foundation and its board can exercise them. A board decision is taken to determine who will exercise the voting rights on behalf of the foundation. The board comprises S.C.J.J. Kortmann, A.A. Anbeek van der Meijden and A.H.J. Risseeuw. The Articles of Association of the foundation were compiled in accordance with Annex X of the fund rules of Euronext Amsterdam and the recommendations of the Corporate Governance Commission. Depositary receipts issued by the foundation are held by ING Groep N.V., Fortis N.V. and AEGON N.V.

Randstad Holding nv has no priority shares and there are no further limits on the voting rights of shareholders.

Supervisory Board

The Supervisory Board's tasks and working methods and interaction with the Executive Board are laid down in a code. It was updated at the beginning of 2003. The Supervisory Board's code and its members' profiles are available for insight at the Group's premises and on the company's website.

According to the proposed criteria of the Winter Commission, all Supervisory Board members are independent with one exception. Mr. Goldschmeding has been employed by the company in the period of five years prior to his appointment as member of the Supervisory Board. He stepped down as president of the Group in 1998 and was appointed as member of the Supervisory Board in 1999. He has an interest in a legal entity which, based on the Major Holdings in Listed Companies Act, is registered as a stake in Randstad Holding nv in the 25-50% category. These holdings have also been disclosed in the Major holding disclosure 1996-2a 2002 register. The total number of shares registered amounts to 52,104,361 with an equal amount of voting rights. Furthermore, he holds 1,350,000 type-B preferred shares which have no voting rights. He is the sole chairman of two Foundations, each of which, based on the same act, reports an interest in Randstad Holding nv in the 5-10% category.

Randstad Holding nv

total number of shares: 140.8 million


Ordinary shares
Number: 115.6 million
Nominal value: € 0.10
Type-A preferred shares
Number: 25.2 million
Nominal value: € 0.10
Randstad Beheer bv
Range: 25 - 50%
Date: October 1993
Stichting Administratiekantoor Randstad Optiefonds
Range: 5 - 10%
Date: May 2001
Stichting Randstad Optiefonds
Exchangeable depositary receipts
Range: 5 - 10%
Date: February 2000
Stichting Administratiekantoor Randstad Holding
Range: 5 - 10%
Date: February 1992
Gaud Holding bv
Non-exchangeable depositary receipts
Range: 5 - 10%
Date: February 1992
Free-float shares (estimate)
Range: 40 - 45%
Stichting Administratiekantoor Preferente Aandelen Randstad Holding
Range: 10 - 25%
Date: November 1998
ING Groep N.V.
Non-exchangeable depositary receipts
Range: 5 - 10%
Date: November 1998
Fortis N.V.
Non-exchangeable depositary receipts
Range: 5 - 10%
Date: November 1998
AEGON N.V.
Non-exchangeable depositary receipts
Range: 5 - 10%

executive board



chairman of the
Executive Board and CEO
(until March 1, 2003)



responsible for
Randstad Belgium,
Luxembourg, France,
Spain, Portugal, Italy,
Switzerland and
Denmark,
also responsible for
in-house services,
Tempo-Team,
Otter-Westelaken
and Profcore



responsible for
Randstad North America
and United Kingdom



[illegible]
chairman of the
Executive Board and CEO
(as of March 1, 2003),
also responsible for
Randstad Netherlands
and Germany



[illegible]
chief financial officer,
also responsible for Yacht
and IT

report from the executive board

contents

mission, vision and strategy

Randstad's mission is to rank among world leaders in matching supply of and demand for employment. Key in our vision is the growing recognition of the role played by flexibility in the labor market and economy. Whatever the economic circumstances, flexibility is increasingly perceived as an indispensable tool for companies and people. Randstad already plays a pivotal role for both. Companies' strategic HR planning and productivity goals are supported by offering fast and appropriate solutions to their demand for personnel. Many people want flexibility at work. Randstad provides employment opportunities that help meet that requirement.

In 2001, Randstad's strategic direction was evaluated. This comprehensive review covered corporate values and principles, ambitions, markets, service concepts, brands, organization and goals within the framework of the interests of all stakeholders. The review was designed to revitalize Randstad's proven strengths, that will lead to organic and profitable growth. The focus of the entire company has been sharpened. Clear performance targets were set as well. These include an increase in specialized staffing's contribution in total revenue from 20% (in 2002) to 30%. The share of revenue generated outside the Netherlands will increase to 70% (50% in 2002). Randstad has set an operating profit target of between 5 and 6% to be reached in four to six years.

4-6 year target for specialty revenue mix

General	70%
Specialty	30%



4-6 year target for geographic revenue mix

North America	25%
Netherlands	30%
Other European countries	45%



Growth model (organic growth)


start
growth
split
growth
split
1
1
1
2
1
2
1
3
4
2

The working environment
We are seeing gradual deregulation of labor markets, especially in Europe. This supports the now structural flexibility required by companies competing in the global market place. Many people want flexibility at work. Working through Randstad helps people improve their employability, giving them greater opportunities to individualize their working lives.
As economies are cyclical, Randstad provides solutions across the economic cycle. The staffing business itself is also affected by economic cycles. During slowdown, demand for industrial staff is the first to decline, followed by administrative, then interim professionals. In recovery, the industrial segment is the first to gain momentum. The administrative sector follows, then the interim professionals. This means Randstad must anticipate and respond flexibly to economic conditions with the full range of product propositions offered to the market.

There is no question that permanent employment will continue to be a priority option for both companies and people. However, reduced product cycles mean companies today require greater adaptability and flexibility to respond rapidly to changes. There is continual pressure on margins. This demands improved productivity also through a flexible approach to personnel planning. HR strategies increasingly include flexworkers to meet those needs. For many people, flexibility at work is highly desirable. If they are to achieve that flexibility, they must develop varied employability skills to make them attractive to employers.

For both companies and people, there is a need for a specialized intermediary to facilitate flexibility. Randstad is present in both Europe and North America, regions that account for more than 80% of the world staffing market. At present, approximately 10% of the employed population in Europe and North America already works on a flexible basis. In spite of the current slowdown, these markets have sound long-term growth potential for Randstad because we offer a clear quality/pricing proposition. Randstad will continue to focus primarily on these key market regions. Our mission is to rank among the world's major staffing organizations.
In most mature staffing markets, Randstad offers a full range of services. This range covers the traditional core competence of matching supply of and demand for flexible labor. However, it also includes recruitment and selection, outsourcing and outplacement. In addition, we continually stimulate participation of those groups that traditionally have not been part of the labor market. This generates a constant inflow of new participants into the labor market. Randstad's commitment is to further expand this full service, based on its strategic core values and principles.

Progress in 2002
The strategy update implemented in January 2002 is aimed at revitalizing Randstad's proven strengths. It has had considerable impact. We have concentrated on embedding

best practice into our work processes throughout the Group. This allowed us to focus on efficient and aggressive marketing and sales. We were able to outperform almost all our markets. A medium-term IT program has been implemented. Cost reduction programs have exceeded targets. Financial controls and cost awareness have increased. Days Sales Outstanding (DSO) declined due to more efficient receivables management. We have reduced net debt from € 405 million to € 207 million. In spite of challenging economic conditions, all of these initiatives have led to Earnings per Share (EPS) of € 0.43 for 2002, a 26.5% increase compared to 2001.

In 2002, the whole Randstad organization has been focused on further embedding the four building blocks vital for long-term success:
- strong concepts;
- the best people;
- excellent execution; and
- superior brands.

These building blocks are inextricably interlinked. Together, they ensure a flexible and full-service offering in all economic conditions.

Strong concepts

The Randstad Group offers three basic and distinctive service concepts:
- mass-customized staffing, branded as Randstad and Tempo-Team, which offers a total package, including general administrative, industrial, production and secretarial staffing services, as well as tailor-made concepts for specific sectors, such as health care, transport, call centers and logistics.
- in-house services, which offers clients direct access to flexible personnel management. Large numbers of flexworkers are made available based on a limited number of job profiles. These activities are branded as Randstad Inhouse Services and Capac Inhouse Services.
- professionals staffing with the Yacht brand, which concentrates on highly-qualified professionals in Finance & Management, Technology and ICT. The interim professionals benefit from support in career development, through the professional knowledge sharing and management facilitated by Yacht. By deploying Yacht's interim professionals, clients are able to tap into the expertise gained through varied experience.

Significant progress has been made in strengthening these concepts. A key factor is the standardization of our processes. Randstad has been defining, implementing and transferring best practice in work processes; strong concepts also applies to how core business is executed. In those markets where revitalized work processes have already been implemented, such as the UK, productivity has increased. As sales efforts are more focused, clients are targeted more efficiently.

The best people

The success of our business – matching the supply of and demand for work – is based on fundamental knowledge of local labor markets, clients and flexworkers. The high quality of our consultants distinguishes the Group in the staffing marketplace. Recruiting and retaining the best people is, therefore, a top priority. The role of the consultant is a challenging and demanding one. They must have thorough knowledge of local markets, the local economy, and the local demand for and supply of personnel. By knowing their business environment, they are able to attract and retain the flexworkers to meet that demand.

Corporate HR and management development teams have been building policies on all aspects of how the organization recruits, retains, trains, coaches and develops our consultants. These guidelines now form the standard for our internal and external HR work processes.

A key issue for any organization is management development. It is especially vital for service organizations whose business and future growth depend on expertise and knowledge. Randstad's goal is to fill 80% of management positions through internal promotion. This helps retain crucial know-how and expertise for the organization. Management development requires transparency on a range of issues, such as how potential talent is recognized, stimulated and rewarded, and how succession is managed. Firm policies are now in place, designed to interlink with the other building blocks.

Excellent execution

Throughout 2002, the whole Randstad Group has been focused on standardizing all work processes. This standardization is not centralization. It is based on proven and successful Randstad frameworks. Once these processes are in place, rollout of service concepts to new markets can be accelerated. Operational benefits are also achieved, such as lower costs, more effective internal and external communication, as well as rapid and transparent decision-making. An example is the establishment of Shared Service Centers in the Netherlands (E- and I-bridge) and at Randstad North America.

Superior brands

During 2002, the Group further focused on clear branding of its three concepts. For the Randstad brand, a Group-wide corporate identity was designed for all markets. The aim of this program is to promote the brand through a single corporate identity, with a single look and feel, including the new 'Good to know you' tag line. An electronic tool kit and image database have been made available to all Randstad marketing managers through a new extranet. This supports the single look and feel and reduces costs of promotional material. The revised corporate identity is flexible enough to accommodate local needs and marketing efforts. In the final months of 2002, operating companies in both Europe and North America began implementing the single corporate identity. This will continue through June 2003.

Information technology
IT supports the four strategic building blocks. Randstad North America has completed the implementation of its new front- and back-office software. This project has renewed, harmonized and integrated its front- and back-office systems, also through a Shared Service Center that supports the administrative business processes. An early result has been a considerable reduction in DSO due to standardization of procedures. Similar projects are in early execution or planning stage in several European countries. These projects are part of a medium-term IT program covering the period until the end of 2004. During the reporting year, the Group has reviewed and clarified the governance of IT. Important initiatives are now planned and approved at Group level. Their execution is delegated to the individual countries, with the exception of some strategic initiatives, such as Internet development.

Future perspective
All these components are interlinked to form a strong foundation for our strategy. That strategy is clear and transparent. In selected countries and regions of activity, we aim to develop and offer our service concepts. These are flexible enough to accommodate market-specific requirements. Our longer-term goal is to offer our full-service concept supported by the strong foundations currently being put in place throughout the organization. This will help ensure long-term continuity. Growth, primarily organic, will enhance sustainable profitability. So, rather than opting for quick, but unsustainable wins, we work on improving profitability structurally. This is one reason why we maintain a strategic surplus capacity. Our basic aim, also in difficult economic conditions, is to outperform the market.

Corporate and social responsibility
In all our activities, Randstad is guided by our core values (see sidebar). All of our employees must be committed to supporting and promoting these values. Randstad is organized to ensure we serve the simultaneous interests. How we approach our corporate responsibility reflects our core business – bringing people and work together. This applies equally to those groups who are further removed from the labor market. Through flexwork they are able to enter the work force and gain real experience and thereby improve their employability. In the Netherlands, for example, Randstad, Tempo-Team and Capac actively recruit from target groups which do not traditionally participate in the labor market. Around 25% of all flexworkers are attracted from these groups which include long-term unemployed, immigrants, refugees and asylum seekers. In addition, we establish branches with local partners in problem areas as part of revitalization programs. In Belgium, we are working on similar projects, including one where we offer language courses to non-native language speaking job candidates to equip them for cashier work in supermarkets. All these projects have led to real jobs for unemployed people who had traditionally been perceived as difficult to integrate into the labor force. In Germany, more than 50% of our flexworkers were jobless before they started working through Randstad.

Randstad's core values

Promoting all interests simultaneously
Randstad is situated at the heart of a network of parties with varying interests: flexworkers, clients, corporate employees, banks, investors, employers' and employees' organizations. In carrying out our activities, we aim to take into account fully the interests of all the involved parties. While this process can be complex, we will always follow this principle.

To know, serve and trust
Pursuing simultaneous promotion of stakeholder interests requires insight into and respect for the role and responsibilities of all. This demands mutual trust and deep knowledge of the business. Our key aim as a service organization is to incorporate both knowledge and trust into how we serve and interact with all our stakeholders.

Striving for perfection
Our goal is to strive for perfection in all our activities. Part of that aim is to work proactively at all times for all our stakeholders. This aim is reflected in the services we offer. It is our belief that striving for perfection is more than a goal in itself, but must be embedded deep in all our goals and values; it is integral to our corporate culture.

general developments

Revenue 1998-2002


North America
Europe, excl. NL
Netherlands
11%
27%
62%
24%
27%
49%
26%
30%
44%
23%
36%
41%
23%
37%
40%
Total in millions of €
4,223.8
5,565.4
6,168.1
5,818.4
5,443.8
1998
1999
2000
2001
2002

Operating profit and net income from ordinary operations, 1998-2002
in millions of €


operating profit
net income from ordinary operations
232.6
152.2
304.3
207.0
250.6
151.8
103.8
48.3
100.1
58.6
1998
1999
2000
2001
2002

Gross profit, operating profit and net profit margins 1998-2002
in % of revenue


gross profit margin
operating profit margin
net profit margin from ordinary operations
22.5%
23.5%
24.0%
23.0%
21.9%
5.5%
3.6%
5.5%
3.7%
4.1%
2.5%
1.8%
0.8%
1.8%
1.1%
1998
1999
2000
2001
2002

Market developments, Europe and North America, 2002

in billions of €

Market size[1]	2002	Δ %[2]	2001
Netherlands	**6.3**	(6)	6.7
Germany	**6.3**	(13)	7.3
Belgium/Luxembourg	**2.4**	1	2.4
France	**16.9**	(6)	17.9
Spain	**1.9**	(4)	1.9
United Kingdom	**32.1**	(4)	33.8
Italy	**3.5**	17	3.0
Switzerland	**1.2**	(15)	1.4
Denmark	**0.3**	(10)	0.4
Portugal	**0.5**	4	0.5
North America	**61.4**	(4)	67.4

1 Randstad estimates 2 change in local currency

Development Randstad Group in Europe and North America, 2002

in millions of €, continuing operations

	Revenue	Δ %[1]	Market share in %	Market position
Netherlands	2,167.8	(7)	35	1
Germany	527.5	(15)	8	1
Belgium/Luxembourg	547.1	(2)	23	1
France	342.9	(2)	2	6
Spain	287.7	(4)	15	2
United Kingdom	170.4	(2)	1	10-15
Italy	85.5	61	2	6
Switzerland	32.4	(18)	3	5
Denmark	16.7	(3)	5	4
Portugal	11.3	214	3	5
North America	1,254.5	(3)	2	7

1 change in local currency, excluding acquisition effects

The reporting year, 2002, has been a challenging one in all European economies and in North America. In 2001, the US moved into a recession and at year-end 2002 is struggling with recovery. In Europe, all markets were affected to varying degrees by poor economic conditions. This economic climate has had consequences for the Randstad Group. A complex of factors contributes to performance in each market. These include domestic economic conditions, employment market regulation and social security and tax regimes, but also the levels of Randstad presence, penetration, development, and breadth of our service offering, especially in less mature staffing markets.

The prevailing economic climate and sharpened competition affected gross margins negatively. Organic revenue development is improving only gradually. The various segments in our business showed mixed results, with both large, international accounts and in-house services performing well, and professionals staffing under pressure. During 2002, we booked real progress in reducing idle time in Germany. We continue to maintain an average 25% surplus capacity in most markets. In past economic recoveries, this level of overcapacity has been absorbed rapidly in a relatively short timeframe. Overall in 2002, we have become more focused on our markets and sales efforts.

Europe

In all European markets, Randstad was able to stem the decline in revenue which characterized the first half of 2002. In spite of greater competition, we outperformed markets almost across the board, especially in Italy, Portugal and with in-house services in the Netherlands. Cost reduction programs launched in 2000 and 2001 exceeded targets. Through the reporting year, these and other initiatives have continued to generate incremental reductions in operating expenses.

In Italy, one of the fastest growing European markets (due to the low penetration rate), Randstad has generated impressive organic growth (over 60%). We now rank sixth in Italy, rising two places exclusively through organic growth. Randstad in Portugal pursues the proven organic growth model. This approach is based on step-by-step organic growth. Initially, geographical areas are selected. Local market demand is charted and flexworker recruitment is targeted to meet demand. Once a geographic area is fully covered by Randstad, we expand. The same approach is used for the further implementation of best practice work processes. These are being systematically re-embedded in a number of European markets which had grown rapidly through acquisition. Randstad had a limited presence in the UK until the acquisition of SRS in 2001. SRS was integrated into the UK operation during the reporting year. Randstad UK now has nationwide coverage in Europe's largest staffing market.

Germany is of strategic importance for Randstad because it is potentially one of the largest markets for staffing. Germany has been struggling with negative economic growth and high unemployment for some time. It is one of the least liberal employment markets in Europe. For Randstad, this made Germany a particularly challenging market. However, during the reporting year, Randstad has improved management of idle time and the risk profile through greater emphasis on short-term contracts. The implementation of best-practice work processes resulted in greater market targeting and stronger sales efforts. We continue to maintain strategic overcapacity in Germany in line with our forceful marketing approach and in anticipation of recovery.

North America

The economic slowdown in North America continued throughout the first half of 2002. From September onwards the staffing market has slowly started to grow. For the staffing industry, two years of low and negative growth has led to the disappearance of some smaller players on the market. Randstad North America has used this period to finalize the integration of acquisitions. Any remaining overlap was removed, resulting in more focused and efficient coverage of the market. In addition to mass-customized services, Randstad North America focused on developing the in-house services concept for launch in the US market on April 1, 2003. Although the market continues to be challenging, Randstad remains firm on the decision to maintain its current network in North America. Existing surplus capacity means we can respond immediately and efficiently to the upturn, which is occurring slowly in the light-industry sector.

Social and political issues

No business operates in isolation. By definition, the Randstad Group is at the front line of labor market interaction and regulation. The European Union-wide regulation of temporary and contract staffing was a major issue in the reporting year. In late November 2002, the European Parliament voted favorably on a draft directive on temporary work presented by the European Commission. The draft directive has not been welcomed unanimously. The key issue of disagreement is so-called 'comparability' or that all basic employment conditions for temporary workers should be comparable to those of permanent employees at the same company.

Randstad's position on the need to regulate working conditions for flexworkers is clear. The Netherlands, where Randstad started, is one of the pioneers of such regulations. As early as 1973, Randstad in the Netherlands was one of the initiators of a Collective Labor Agreement for flexworkers in the administrative sector. The Dutch Flexibility and Security Act has been in force since January 1, 1999. It regulates terms and conditions of employment, giving flexworkers increasing protection and benefits the longer they work. Randstad endorses this Act. However, we oppose the notion of

Degree of employment market regulation in countries where Randstad is active
range from 0 (non-existent or weak) to 2 (strict)

	Working time regulation	Regulation temporary work	Job protection legislation	Minimum wage regulation	Aggregate index
Netherlands	1	0	1	1	3
Germany	2	2	2	1	7
Belgium	0	1	1	1	3
France	1	1	1	2	5
Spain	2	1	2	2	7
Switzerland	1	1	1	0	3
United Kingdom	0	0	0	0	0
Italy	1	2	2	2	7
Denmark	0	0	0	0	0
Portugal	1	1	1	1	4
United States	0	0	0	0	0

Source: OECD, Randstad, 2000

Number of branches, 1998-2002, year-end


North America
Europe, excl. NL
Netherlands
28%
26%
25%
23%
21%
25%
31%
35%
44%
45%
47%
43%
40%
33%
34%
Total
1,616
1,755
2,042
1,769
1,685
1998
1999
2000
2001
2002

In-house locations


Netherlands 292
Europe, excl. Netherlands 174
North America 116
Total 582

comparability with the client company's permanent employees proposed by the draft EU directive. The reason is that our flexworkers are to all intents and purposes our employees. With other members of the International Confederation of Private Employment Agencies, CIETT, Randstad argues that like other employers, we should be able to freely negotiate and agree employment conditions for our personnel, and that includes flexworkers. The freedom to negotiate, as safeguarded in international law, must be respected by the draft directive. There are, however, also positive elements in the draft directive. The most important of these is a call to EU member states to review all their national restrictions on staffing and, where no longer justified, to eliminate them.

In 2000, McKinsey and Deloitte & Touche calculated that the number of flexworkers in Europe, at that time more than two million per day, could grow to around 6.5 million in 2010. Similar calculations for the United States indicate potential increases from the current 3.2 million to 4.6 million in 2008. Deregulation, especially in Europe, is a key condition for this growth. It could help create jobs, particularly for traditional non-participants in the labor market, and groups such as young people and 'matures'.

A prime example of this development is Germany where measures to reduce the high numbers of jobless were a priority for authorities in the reporting year. The Hartz Commission, an independent body, was set up to propose measures. It reported in August. Although the Hartz Report was not welcomed unanimously in Germany, it was an attempt to reform the most rigid labor market in Europe. The Commission's proposals included measures that would create a more level playing field for staffing companies. This would enable the staffing industry to make a real contribution to job creation and the flexibility essential in today's competitive markets. However, the actual legislation effective per January 1, 2004 contains some negative issues. Even though the synchronization ban will be removed, there is still insufficient real flexibility on the labor market. Furthermore, the new German legislation does seek to introduce comparability or user pay. This can only be avoided by collective labor agreements with unions. Like the draft EU directive, this legislation undermines Randstad's international right to enter freely into collective negotiation. Randstad is currently the only major staffing organization to have agreed a flexworker CLA with a German labor union.

The United States continues to be one of the most liberal labor markets in the industrialized world. However, there are increasing efforts to introduce legislation, both at federal and state level, which could impede the growth of the US staffing business. Randstad regrets this development. According to a survey of flexworkers commissioned by Randstad North America, an increasing number of people is looking for flexible work options as they attempt to balance work and personal life. These numbers have grown significantly since the events of September 11, 2001. For companies, gradual economic recovery will fuel the need for flexibility in production. Legislation that could hamper the use of flexworkers could slow economic recovery and the creation of jobs.

Sponsoring

The Randstad Group considers sponsoring part of its corporate responsibility. Most sponsoring is carried out at local level. The main criterion is that our contribution relates mainly to employment market issues and also encourages individuals to develop their talents.

At corporate level, Randstad has sponsored the chair of Temporary Staffing Labor and Flextime at the University of Amsterdam's Faculty of Economic Sciences and Econometrics since 1999. Sponsoring international research on the impact of flexwork on labor markets and economic issues is part of our commitment to deepening our professional expertise and our role as knowledgeable partner.

Developing and creating opportunities for individuals is the thinking behind our corporate sponsorship of the Clipper *Stad Amsterdam*. This unique vessel is a historical reconstruction of a mid-19th century clipper ship and was built in cooperation with the City of Amsterdam. During construction, the Clipper provided work experience and training to 138 people. The Clipper is fully sea-worthy and offers trainee positions to individuals seeking work experience both in operating sailing vessels and the hospitality industry. The shipping office aims to continually have four trainees on board and one at the office itself. As primary sponsor, Randstad can use the Clipper for a wide variety of activities. Flexworkers can join the crew. We also invite groups of clients. The *Stad Amsterdam* is also used by other companies that co-sponsor the project. For more information, visit www.stadamsterdam.nl.

In Spain, Randstad sponsors the Vuelta. This professional cycling event is one of the highlights on the international sports calendar and is widely televized. Exposure through the event, which has been sponsored since 2000, adds significantly to name recognition in this important market for Randstad.

income and financial position analysis

Consolidated income statement, 2002
in millions of €

		2002		2001
Revenue		**5,443.8**		5,818.4
Cost of services		**4,250.4**		4,479.0
Gross profit		**1,193.4**		1,339.4
Personnel expenses	**698.7**		784.7	
Depreciation	**66.1**		62.8	
Other operating expenses	**328.5**		388.1	
Total operating expenses		**1,093.3**		1,235.6
Operating profit		**100.1**		103.8
Financial income and expenses		**(15.8)**		(25.9)
Income from operations before taxes		**84.3**		77.9
Taxes on income from operations		**(25.5)**		(23.9)
Income from operations after taxes		**58.8**		54.0
Income non-consolidated participation		**(0.2)**		(5.7)
Net income from ordinary operations		**58.6**		48.3
Amortization of goodwill		**(1.8)**		(1.2)
Extraordinary result after taxes		**-**		13.0
Net income		**56.8**		60.1
EBITDA		**166.2**		175.7
Earnings per ordinary share from ordinary operations (€)		**0.43**		0.34
Earnings per ordinary share (€)		**0.42**		0.45

Revenue

Group revenue decreased by 6.4% to € 5,443.8 million, compared to € 5,818.4 million in 2001. Of this decline, 1.2% was due to exchange rate effects, especially the depreciation of the US dollar. Acquisitions and divestments of group companies had no net impact on revenue. Consequently, organic revenue declined by 5.2%. The decrease in revenue was due almost completely to less favorable market developments in all of Randstad's key markets, with Italy as the only clear exception. Revenue suffered particularly in Germany, Switzerland and to a lesser degree in the Netherlands. Market development reflected the economic climate throughout the year; although at various periods some signs of recovery were visible, staffing markets did not pick-up. Important markets such as the United States, Belgium and France only generated moderate growth figures in the second half of 2002. Nonetheless, in addition to Italy, revenue growth was achieved in Portugal, Canada and in in-house services.

Gross margin and gross profit

The gross margin decreased by 1.1%-point to 21.9%. Reduced gross margin is attributable primarily to changes in our business mix. The following factors, all related in part to the economic cycle, were the most significant: an increasing share of large accounts, also at in-house services; better development of the industrial segment compared to clerical; and very difficult market conditions in the professionals segment. Gross margin in the United States also declined (18.3% compared to 20.9% in 2001), although measures taken early in 2002 resulted in improvements during the second half of the year. Compared to 2001, management of idle time in Germany contributed positively. Gross margin was positively affected by the increased share of higher added value services, particularly in the Netherlands. The share of contract staffing in the revenue mix remained virtually the same. On balance, gross profit decreased by 10.9% to € 1,193.4 million compared to € 1,339.4 million in 2001.

Operating expenses

Operating expenses have been firmly managed. Total expenses were 11.5% below 2001, which equal € 142.3 million. Personnel costs decreased by 11.0%; other operating expenses, including depreciation, were reduced by 12.5%.

Continuing the trend with respect to our cost base as from the second half of 2000, the development of operating expenses showed a quarter-over-quarter downward trend during 2002. This takes into account net one-off expenses of € 10 million in the fourth quarter. These were primarily related to adjustments in the branch network. The overall decline is due primarily to both improved cost awareness throughout the Group and an increased focus on managing operational leverage. This means anticipating short and medium-term revenue and gross margin development by adjusting operating expenses. Moreover, savings are the result of a cost reduction program announced in the fourth quarter of 2001 and implemented in the first quarter of 2002 in both our US and German operations. Consequently, Randstad North America and Randstad Germany contributed most to the Group's cost reductions.

The decrease in personnel expenses was achieved primarily by reducing the number of employees in the larger group companies. Headcount increased only in our growing in-house operations. The number of corporate employees decreased by 1,100 against year-end 2001. Personnel expenses also benefited from moderate wage developments and lower bonuses. Accommodation and IT expenses declined on an annual basis. This was mainly achieved through consistent, systematic and managed reduction in surplus square-meter capacity in our infrastructure and number of workstations. Key priority remained maintaining and even improving presence in the market. In 2002, the total number of outlets grew from 2,258 to 2,267. Expansion was due mainly to an increase in in-house operations. Finally, the impact of bad debt expenses was € 31 million below 2001, primarily as a result of prioritizing receivables management.

Depreciation of tangible fixed assets was € 66.1 million, against € 62.8 million in 2001; depreciation of software has increased whereas depreciation on buildings and renovations declined.

Operating profit and operating margin

Operating profit was € 100.1 million or 3.6% below the 2001 level (€ 103.8 million). Organically, at constant exchange rates, the operating profit decreased by 1.3%. In a declining market Randstad was still able to achieve an operating margin equal to the previous year (1.8%).

Financial income and expenses

Net financial income and expenses, comprising received and paid interest as well as bank charges, were € 15.8 million negative (2001: € 25.9 million negative). Behind this improvement are: a consistently lower average net debt position during the year; lower market interest rates; and credit spreads only slightly above the previous year.

Taxes on income

At 30.2%, the effective tax burden in 2002 is slightly lower than 30.7% in 2001. The relatively low tax burden is due to tax-exempt profit components and to the efficient financing structure of group companies.

Income non-consolidated participation

In 2001, the income from non-consolidated participation of € 5.7 million negative reflected the loss of the discontinued newmonday.com joint venture. The negative income of € 0.2 million in 2002 represents subsequent costs related to the settlement of this discontinuation.

Structure of change in revenue, gross profit and operating profit, 2001-2002

in %, continuing operations

	Revenue	Gross profit	Operating profit
Organic	(5.3)	(10.1)	(6.8)
Acquisition	0.5	0.5	0.0
Currency	(1.2)	(0.9)	1.6
Total change	(6.0)	(10.5)	(5.2)

Composition revenue growth Randstad Group in Europe and North America, 2002

in %, continuing operations

	Organic	Acquisition	Currency	Δ
Netherlands	(7.5)	0.1	–	(7.4)
Germany	(14.6)	–	–	(14.6)
Belgium/Luxembourg	(2.1)	–	–	(2.1)
France	(1.7)	–	–	(1.7)
Spain	(3.7)	–	–	(3.7)
United Kingdom	(2.0)	16.0	(1.3)	12.7
Other European countries	27.8	–	0.9	28.7
North America	(2.6)	–	(5.0)	(7.6)
Total continuing operations	(5.3)	0.5	(1.2)	(6.0)

Geographic composition gross profit

in millions of €, continuing operations

	2002	Δ %	2001
Netherlands	**598.9**	(7.7)	649.0
Germany	**110.9**	(19.2)	137.2
Belgium/Luxembourg	**90.3**	(6.9)	97.0
France	**51.5**	(3.4)	53.3
Spain	**46.9**	(10.3)	52.3
United Kingdom	**33.9**	3.4	32.8
Other European countries	**31.4**	15.4	27.2
North America	**229.6**	(19.1)	283.9
Total	**1,193.4**	(10.5)	1,332.7

Geographic structure revenue
as % of revenue, continuing operations

	2002	Δ %	2001
Netherlands	**39.8**	(1.5)	40.4
Germany	**9.7**	(9.3)	10.7
Belgium/Luxembourg	**10.0**	3.1	9.7
France	**6.3**	5.0	6.0
Spain	**5.3**	1.9	5.2
United Kingdom	**3.1**	19.2	2.6
Other European countries	**2.8**	40.0	2.0
North America	**23.0**	(1.7)	23.4
Total in millions of €	**5,443.8**	(6.0)	5,788.5

Geographic structure revenue
in millions of €, continuing operations



2002
2001
Netherlands
2,167.8
2,341.8
Germany
527.5
617.7
Belgium/Luxembourg
547.1
559.0
France
342.9
349.0
Spain
287.7
298.8
United Kingdom
170.4
151.2
Other European countries
145.9
113.4
North America
1,254.5
1,357.6

Net income from ordinary operations
Income from ordinary operations before taxes amounts to € 84.3 million (2001: € 77.9 million) and is 8.2% higher than the previous year. After deduction of results of participations and taxes, net income from ordinary operations is € 58.6 million; compared to € 48.3 million in 2001, an increase of 21.3%. After deduction of the dividend on preferred shares (€ 8.6 million), earnings per ordinary share from ordinary operations is € 0.43 (2001: € 0.34).

Extraordinary result after taxes and amortization of goodwill
In the reporting year, there is no extraordinary result after taxes. In 2001, extraordinary result comprised a profit on the sale of security company Randon, provisions for restructuring/ streamlining operations in the United States and Germany, and expenses related to the discontinuation of the Hedson business model. In 2002, amortization of goodwill is related to capitalized goodwill arising from the acquisition of two companies (2001: one company).

Net income
For the year 2002, the Randstad Group generated net income of € 56.8 million (2001: € 60.1 million). After deduction of the preferred dividend of € 8.6 million, net income per ordinary share is € 0.42 (2001: € 0.45).

Intangible fixed assets
Intangible fixed assets consist only of goodwill; as from 2001 the Randstad Group capitalizes goodwill in accordance with Dutch Generally Accepted Accounting Principles. The book value of € 7.0 million at January 1, 2002 relates to the acquisition of Securicor Recruitment Services; during 2002 the Group paid € 2.2 million goodwill ensuing from the acquisition by Tempo-Team Group bv of JMW Horeca Uitzendbureau bv. The amortization period of the goodwill for both acquisitions is five years.

Tangible fixed assets
Tangible fixed assets decreased by € 121.9 million in 2002 to € 142.2 million at year-end. The reduced amount of fixed assets on the year-end balance sheet is due to the firm execution of our policy on real estate, implemented in 2001. This policy drives a more proactive approach to freeing up capital from real estate to benefit our core activities. During 2002, Randstad reached closure on the sale of 40 buildings. One essential step was the divestment of a real estate portfolio that comprised 14 buildings, one of which had been intended initially as an extension to the existing corporate offices in Diemen. For those buildings currently in use for an ongoing period, Randstad has signed rental agreements with varying expiration dates. As real estate markets, especially for large vacant office properties, are difficult, these divestment activities have no net impact on the profit and loss account. At year-end, total real estate holdings, including land, had declined by € 67.8 million.

Investments in software, amounting to € 6.1 million, were more limited than in the previous year (2001: € 33.8 million). At year-end the balance sheet contains € 25.2 million of (capitalized) software.

Financial fixed assets
Financial fixed assets decreased from € 420.6 million in 2001 to € 366.2 million at the end of 2002. This decline is primarily due to currency differences in relation to deferred tax assets.

Working capital and operating working capital
Working capital decreased by € 6.1 million to € 390.7 million (2001: € 396.8 million). However, developments in operating working capital (being working capital excluding cash and cash equivalents, short-term interest-bearing debt, dividend and the receivable from the sale of real estate) offer better insight into capital usage by current balance sheet items. Operating working capital decreased from € 395.7 million in 2001 to € 367.5 million at December 31, 2002. The major contributing factor in this decrease is the decline in trade receivables of € 103.6 million to € 819.9 million. At the end of 2002 the term of payment (DSO) was 52 days, a decrease of 5 days compared to year-end 2001. The targeted improvement in DSO has therefore been achieved.

Capital employed, operating capital employed and ROACE
Capital employed amounted to € 906.2 million, which is € 182.3 million lower compared to the end of 2001 (€ 1,088.5 million). Operating capital employed (being operating working capital plus tangible fixed assets), which provides better insight into the developments of capital usage by the Group, decreased substantially by € 150.1 million to € 509.7 million (2001: € 659.8 million). This is mainly the result of the actions taken to reduce the asset base of the Group (trade receivables and real estate). The return on average capital employed improved to 5.9% in 2002 compared to 4.5% in 2001. This improvement was caused by the combined effect of the rise in net income from ordinary operations and the active reduction in our asset base. Operating return (operating profit on average operating capital employed) increased even more; from 14.8% in 2001 to 17.1% in 2002.

Shareholders' equity
As of 2002, based on Dutch Generally Accepted Accounting Principles, shareholders' equity has been presented before proposed dividend on ordinary shares; shareholders' equity at January 1, 2002 has been adjusted accordingly. During 2002 shareholders' equity decreased from € 350.0 million to € 334.5 million per December 31, 2002.

Consolidated balance sheet at December 31, 2002
before profit appropriation for ordinary shares, in millions of €

		2002		2001
Intangible fixed assets	7.1		7.0	
Tangible fixed assets	142.2		264.1	
Financial fixed assets	366.2		420.6	
Fixed assets		515.5		691.7
Receivables	1,019.5		1,077.3	
Cash and cash equivalents	208.8		206.2	
Current assets	1,228.3		1,283.5	
Current liabilities	837.6		886.7	
Working capital		390.7		396.8
Capital employed		906.2		1,088.5
Long-term debt		204.8		415.0
Provisions		366.9		323.5
Shareholders' equity		334.5		350.0
		906.2		1,088.5
Balance sheet total		1,743.8		1,975.2

Operating capital employed

in millions of €	2002	2001
Working capital	**390.7**	396.8
Receivable from sale real estate	**(34.5)**	-
Cash and cash equivalents	**(208.8)**	(206.2)
Dividend	**8.6**	8.6
Short-term interest-bearing debt	**211.5**	196.5
Operating working capital	**367.5**	395.7
Tangible fixed assets	**142.2**	264.1
Operating capital employed	**509.7**	659.8

Balance-sheet and cash indicators	2002	2001
Balance sheet		
Operating working capital as % of revenue	**6.8**	6.8
Payment term (DSO)	**52**	57
Operating capital employed in millions of €	**509.7**	659.8
Capital employed in millions of €	**906.2**	1,088.5
Operating return in %	**17.1**	14.8
ROACE in %	**5.9**	4.5
Net debt in millions of €	**207.5**	405.3
Interest cover (EBITDA on financial income and expenses)	**10.5**	6.8
Net debt on EBITDA	**1.2**	2.3
Cash flow in % of revenue		
Cash flow from operations	**3.6**	3.4
Free cash flow, excluding acquisition/ disposal group companies	**4.1**	1.8

Changes were as follows (in millions of €):

Shareholders' equity at January 1, 2002	350.0
Dividend 2001 paid on ordinary shares	(16.2)
Dividend 2002 payable on preferred shares	(8.6)
Net income	56.8
Repurchase of ordinary shares	(2.1)
Currency differences	(37.5)
Other	(7.9)
Shareholders' equity at December 31, 2002	334.5

The repurchase of ordinary shares represents the value of shares repurchased within the framework of the stock option program for the Executive Board. Currency differences are mainly due to the translation of US dollar denominated balance sheet items. The other changes concern mainly adjustments in goodwill and tax relating to acquisitions prior to 2001, which had been charged to equity.

Provisions

At year-end the provisions amounted to € 366.9 million, an increase of € 43.4 million compared to last year. This increase is mainly due to the addition of recapture obligations to deferred tax liabilities, ensuing from incorporation in the Netherlands of tax losses incurred in North America and Germany. The amount for the reorganization and other provisions at the end of 2002 is almost equal to the amount at the end of 2001.

Net debt and funding policy

Net debt (the balance of interest-bearing debt and cash and cash equivalents) almost halved in 2002 (from € 405.3 million at the end of 2001 to € 207.5 million on December 31, 2002). This decrease is directly related to the development of free cash flow and results primarily from a reduction in working capital, very low levels of actual tax paid, low investment levels, and proceeds received from real estate divestments. Randstad's criterion for utilizing debt is based primarily on cash-flow capacity. Guiding ratios for our funding policy are: interest cover (EBITDA on net financial income and expenses) and debt cover (net debt/EBITDA). Despite a lower EBITDA-level, both ratios improved in 2002.

Short-term interest-bearing debt increased by € 15.0 million to € 211.5 million (2001: € 196.5 million), partly due to the fact that € 100 million drawn under the Multi-currency Syndicated Credit Facility has been qualified as short term, given our intention to redeem this amount in the first months of 2003. At the end of 2002, cash and cash equivalents amounted to € 208.8 million (2001: € 206.2 million). At the end of 2002, long-term interest-bearing debt totaled € 204.8 million, of which € 200.0 million was taken up from the Multi-currency Syndicated Credit Facility. This facility (for a total amount of € 400 million) has a term to March 2004. The availability of cash and the terms and conditions of the Syndicated Credit Facility are such that in principle cash and cash equivalents can be utilized to reduce the long-term interest-bearing debt.

Interest on almost all interest-bearing debt is variable. Where necessary for risk management, the Group will consider fixed interest rates over longer periods or an interest ceiling. Interest coverage is the leading parameter in managing interest exposure. At year-end, no derivative instruments were in use.

Cash flow

In 2002 Randstad generated free cash flow of € 223.4 million. The cash flow from operations was a positive € 196.4 million, which was comparable to the preceding year (2001: € 197.5 million). The balance of investments and divestments was particularly affected by the disposal of real estate. From the free cash flow a total of € 42.7 million was repaid to providers of shareholders' equity, preferred stock and debt.

Foreign exchange policy

Randstad's currency risks are limited. Because both income and expenses are generated locally, Randstad has no currency risks on transactions. Translation effects may impact shareholders' equity. Currency effects do not influence competitive positions in the staffing sector. Although there are no significant risks, currency fluctuations can affect results because a portion of the cash flow is generated in US dollars. Undesirable currency effects are neutralized through the funding mix. The net debt mix is based on redemption capacity in the various currencies of Randstad's markets. At year-end, net debt consisted largely of debt in euros and approximately 15% in US dollars.

Investment and acquisition policy

The Group's core activities are not highly capital intensive. As a result, investments are not always expressed in tangible fixed assets. Expenses for developing employees, branches, new service concepts and entry into and expansion of new markets are charged primarily to operating result. For this reason, investment proposals are assessed on their ability to increase future cash-flow generating capacity, and on their contribution to Randstad's ability to create added value.

The Group's strategy is based primarily on organic growth. In addition, selective use of acquisition is made to accelerate growth and strengthen market positions. Proposed acquisitions are evaluated on the estimated value of discounted free cash flows, whereby the discount rate is based on the company's capital costs. Investments to support organic growth have an immediate impact on operating profit. This in contrast to acquisitions, which in terms of paid goodwill, do not have such an impact.

Cash flow statement, 2002

in millions of €

		2002		2001
Operating profit	**100.1**		103.8	
Depreciation	**66.1**		62.8	
Asset impairment	**–**		9.1	
Provisions	**6.8**		(20.3)	
Income taxes paid	**(11.9)**		(2.7)	
Cash flow from operations before operating working capital		**161.1**		152.7
Current assets	**72.0**		94.9	
Current non-interest bearing liabilities	**(36.7)**		(50.1)	
Operating working capital		**35.3**		44.8
Cash flow from operations		**196.4**		197.5
Investments in tangible fixed assets	**(30.0)**		(113.4)	
Disposal of tangible fixed assets	**42.0**		22.9	
Acquisition of group companies	**(1.0)**		(11.5)	
Disposal of group companies	**–**		123.0	
Repayment from participation	**16.0**		–	
Cash flow from investments		**27.0**		21.0
Free cash flow		**223.4**		218.5
Long-term debt	**(110.2)**		(0.6)	
Financial fixed assets, other	**(1.0)**		16.1	
Short-term interest-bearing debt	**(73.6)**		16.7	
Financing		**(184.8)**		32.2
Financial income and expenses	**(15.8)**		(25.9)	
Repurchase of ordinary shares	**(2.1)**		(2.3)	
Dividends paid on ordinary shares	**(16.2)**		(57.8)	
Dividends paid on type-B preferred shares	**(8.6)**		(8.6)	
Reimbursement to financiers		**(42.7)**		(94.6)
Cash flow from financing		**(227.5)**		(62.4)
Currency differences		**6.7**		(3.1)
Net cash flow		**2.6**		153.0
Changes in cash through acquisitions and disposals of group companies		**–**		(0.4)
Changes in cash and cash equivalents		**2.6**		152.6

Risk management

Risk management is a key priority for the Executive Board; review and maintenance responsibilities rest with the CFO. Improving risk analysis and risk control has been a focus area for all operating companies in 2002. During the reporting year, a project was launched to assure and improve a systematic incorporation of risk management into the various management processes. A second objective was to detect risk areas or issues that require specific action or measures. A framework was developed as foundation for a structured approach to risk management. Using this framework the company has identified and categorized all company specific risks. For Randstad risks are defined as issues, factors or events that may threaten the continuity of the business and/or have a significant financial impact (in the short or long term). Classifying risk always implies making arbitrary choices; however, given the prime objectives this is considered acceptable.

The Randstad framework consists of the following risk areas:

Business risk

This category comprises both strategic and operational risk. It relates directly to those activities aimed at generating value and, therefore, to the core competences of the company.

Strategic risk generally relates to the business environment. It comprises issues such as the sensitivity of business volume to the general economic climate, the situation on the labor market (unemployment and scarcity), and the level of social acceptance of working for temporary and contract staffing organizations. Another strategic risk area is competition; specifically those risks related to the importance of market positions and consolidation in the sector. The substantial earnings contribution from Dutch operations is included in this risk. Further, it covers risk ensuing from 'new' competition; competitors impacting or entering the staffing markets as a result of technological innovations, outsourcing projects, or professional purchasing. Furthermore, the global trend towards more centralized procurement is considered a risk area in itself.

Operational risk is linked to those areas where Randstad aims to create value on a daily basis. As personnel is effectively the organization's most important asset, unfavorable shifts in the retention rate of corporate employees and/or the loss of individuals in key positions is considered operational risk. Quantity and quality of training is related to these risks as they impact the cost of our services and our ability to execute pricing policies (risk of margin decrease). Operational risks that apply to some but not all Randstad activities are idle time and sick leave of flexworkers. Also crucial are the execution of financial activities directly linked to staffing orders, wage payments to flexworkers, and invoicing. Finally, embedding more specialized service concepts in mass-customized companies carries some risks with respect to the efficiency of operational processes, adequate pricing of services, and quality levels.

Legal risk

Risk related to compliance with current legislation and risk arising from the continuously changing and developing legal environment. These include changes in local (labor) laws, especially the expected European Directive on staffing, and in the area of social security regulations. Moreover, liability for damage caused by flexworkers, effects of strikes, and the influence of collective labor agreements are classified in this risk area.

Organizational risk

Refers to risk based on Randstad's internal organization. IT is a primary and crucial area for continuity of operations. In addition, organizational risk refers to possible fraud/theft situations, internal control, the implementation of policy decisions and processes with respect to the integration of acquired companies, and the adequacy of fall-back/crisis procedures. Finally, speed or reaction time is included in organizational risks.

Financial risk

Typical non-business risks are included here: possible specific risks with respect to the accounts receivable portfolio, which is the largest asset on the balance sheet, liquidity, third-party financing, and risks related to tax issues.

Reputation risk

Randstad recognizes a further dimension in addition to the four risk areas noted above. This relates to reputation risk. If a risk materializes, reputation effects are considered to leverage the impact of that risk.

Risk management itself and streamlining internal processes to optimize the incorporation of risk analysis and risk control will continue to develop within Randstad. At this time, the various management processes in which risk management is and will remain incorporated are the following:

General business and performance reviews

Periodic review meetings; regular formal and informal contacts between Executive Board and operating company directors; operational control activities carried out by staff departments.

Financial control processes

Audit committee; audit and review activities of external accountants; internal audit activities included in the corporate controllers' activities; staff and informal contacts within the financial unit, supported by a formalized reporting structure between CFO Randstad Group and the CFO's of all operating companies; close monitoring of cash development.

Strategic planning and development
Updating/fine-tuning Group strategic direction by the Executive Board using dedicated sessions; determining direction of operating companies and reviewing their strategic plans; exchanging information and determining direction using management conferences.

Progress has been made to incorporate all internal guidelines into one corporate manual.

An action plan or project will be launched for any specific risk.

human resources

Average number of staffing employees per day, 1998-2002
based on continuing operations, in 1,000s


North America
Europe, excl. NL
Netherlands
26
60
57
47
47
46
55
68
76
77
132
126
106
94
84
Total
204
241
231
217
208
1998
1999
2000
2001
2002

Average number of corporate employees
based on continuing operations


2002
2001
5,940
6,490
Netherlands
1,390
1,670
Germany
1,000
1,070
Belgium/Luxembourg
650
620
France
820
920
Spain
460
430
United Kingdom
450
360
Other European countries
2,330
2,890
North America

Our ability to outperform the market is directly linked to the quality of our corporate employees and flexworkers. This is why one of the four building blocks for Randstad is best people and why, during 2002, our human resources management, coaching, training and management development were again top priorities.

Staffing and contract employees
Attracting and retaining the best flexworkers is always a primary focus for Randstad. Although supply on the employment market was greater in 2002 due to poor economic conditions, the recruitment and retention of high-caliber flexworkers still remained a priority. Key in retention is the ability to offer the right kind of employment, matching flexworkers' demands and expectations. This means Randstad must ensure it works with those companies that have quality work available. As employer of our flexworkers, it is our task to create opportunities for them to improve their employability and further their career ambitions. We must offer the right kind of work, but also mentoring and coaching, fair and adequate income and benefits. This role is expressed in retention programs, such as Tempo-Team's All Stars in the Netherlands, and the unique charter of benefits launched by Randstad UK during the reporting year. Programs of this kind reinforce the relationship between employer and flexworker. Randstad works continually to extend the average length of the staffing period. Retention programs are proving effective. However, retention is not a goal in itself. Our aim is to achieve a healthy balance between security for the flexworker and the flexibility for companies. The longer flexworkers remain with Randstad, the greater their value for the client, and the greater Randstad's value for them. In those operations where we have flexworkers on contract, we ensure that flexibility on our side is maintained.

Corporate employees
In 2002, human resources has focused on re-establishing best practice on every aspect of how we recruit, retain, train and develop our corporate employees. These have been incorporated in HR guidelines. In addition, we are putting in place performance-related reward systems to stimulate greater productivity, revenue and cost reductions. Harmonization of variable compensation policies was prioritized. Our goal is to ensure that our consultants, who are at the heart of our organization, are highly motivated. The role of the consultant is both challenging and demanding. It requires special and specific talents and skills. Consultants must be commercial, must understand the needs of local corporate markets, and must be able to recruit, retain and mentor flexworkers to meet demand. By working to create customer satisfaction, consultants are ultimately on the front line in generating organic growth and profitability.

Management development

Our corporate management development policy is based on three cornerstones: the right people in the right place, developing managerial talents, and anticipating future needs. At Randstad maintaining corporate culture and retaining experience and knowledge are vital for continuity, especially after periods of rapid growth, like in the late 1990s. Management development plays a key role here; all operating companies are now carrying out management development programs designed at corporate level. Our continual aim is to develop talent within the organization and promote internally. In 2002, 75% of senior management vacancies were filled through internal promotion.

Randstad has a long tradition of developing training and coaching programs for both flexworkers and corporate employees. For management development, the primary forum is the Randstad Institute of Staffing Management (RISM). The RISM programs are tailored to Randstad requirements in cooperation with the TIAS Business School of Tilburg University and the IESE International Graduate School of Management in Barcelona. The individual programs are continually evolving to meet changing requirements. However, basic components, such as change management and senior executive programs, are always included. In 2003, RISM will also be offering training in leadership potential recognition and development aimed at both senior and middle management.

Employee particiation

Randstad promotes employee participation locally in every operating company. In addition, we have a European Platform, comprising employees and senior management representatives from all the European countries in which Randstad has operations. The aim of the European Platform is to encourage dialogue at Group level among senior management, operational management and employees. To ensure a consistent Group policy, a representative from Randstad North America also participates in this dialogue as an observer.

The European Platform met twice to discuss various social policy issues relevant to most or all Randstad companies. Issues included the performance of the Randstad Group, the strategy update, adjustments to corporate HR guidelines and variable compensation policy. The Dutch Central Works Council met on a regular basis to discuss social policy issues common to all Dutch Group companies. Corporate HR guidelines were also discussed here; other agenda points were, again variable compensation policy and the reduction of sick leave.

Stock option fund

In order to promote the involvement and motivation of all corporate employees, Randstad Holding introduced a stock option program in 1988. A decision is taken every year on whether stock options will be issued and if so, how many. The number of options to be issued is laid down in a formula whose main criteria are length of service and salary level. Before the initial public offering in 1990, a large part of the capital was placed in the Stichting Administratiekantoor Randstad Optiefonds (Randstad Option Fund Trust Office). As a result, exercising these options does not affect the number of outstanding shares and there is no dilution.

performance review Randstad companies, Europe

Core data Randstad companies, Europe
in millions of €, unless otherwise indicated

	2002	Δ %	2001
Income statement			
Revenue	**3,013.0**	(7.0)	3,240.6
Cost of services	**2,332.0**	(7.0)	2,506.3
Gross profit	**681.0**	(7.3)	734.3
Operating expenses	**575.0**	(7.6)	622.6
Operating profit	**106.0**	(5.1)	111.7
Depreciation tangible fixed assets	**30.2**		27.7
Investments in tangible fixed assets	**15.7**		34.3
Balance sheet			
Tangible fixed assets	**61.6**		77.6
Operating working capital	**110.9**		30.4
Operating capital employed	**172.5**		108.0
Operational ratios in % of revenue			
Gross margin	**22.6**		22.7
EBITDA	**4.5**		4.3
Operating profit	**3.5**		3.4
Number of branches	**1,009**		1,060
Number of in-house locations	**71**		45
Average number of staffing employees	**116,700**		123,400
Average number of corporate employees	**7,220**		8,000


randstad

Overview

For almost all Randstad companies in Europe revenue in 2002 was down on 2001. The first quarter was particularly difficult. However, negative growth was slowed in the second and third quarter, approaching last year's revenue level in the final quarter. For the full year, revenue declined 7.0%. Germany has proved a challenging market; growth has been negative since the fourth quarter of 2001. In mature markets, such as Belgium and Denmark, Randstad was able to generate a modest increase in revenue in the second half of the year. New markets, especially Italy and Portugal, achieved considerable increases in revenue. A continued focus on cost reduction compensated the decline in revenue, resulting in an operating profit margin of 3.5% (2001: 3.4%). In spite of challenging market conditions, we were able to outperform most European markets.

Profile

Randstad in Europe focuses on mass-customized services. This is a total package including general administrative, industrial, production and secretarial staffing services. Mass-customized services also include the flexibility to develop tailor-made concepts for specific sectors, such as health care, transport, call centers and logistics. This concept acts as a best practice base for further development and replication of proven service offerings in other less mature markets in Europe. During 2002, we branded our in-house services in Europe under the Randstad Inhouse Services label (see page 52 for an overview of these activities).

The countries

As market leader in the **Netherlands**, Randstad was clearly affected by a declining market. The expected pressure on gross margins announced in February started to materialize in the third quarter. Over the full year, market growth recovered considerably, but was still negative at year-end (-4% year-over-year). Throughout the year, Randstad's performance matched that of the market.

There is still scarcity in specific sections of the Dutch labor market. While demand for industrial workers has declined significantly, there is scarcity in, for example, experienced staff in the administrative and secretarial segments, health care and education. These sectors are potential growth areas for Randstad – we are already supplying teachers and support staff to the education sector. Randstad is working to recruit and retrain potential teachers who have spent much of their career in industry. One issue that could hamper further development of this role for Randstad, also in health care, is the fact that VAT applies to its services. Public services cannot offset these taxes, which hinders their ability to deploy flexworkers. Though it is clear that there are still obstacles in the way of growing the business in this sector to its full potential, Randstad believes it is promising and will continue to build its expertise in this and other specialized sectors.

In 2002, Randstad's specialized business units have performed well. Given the uncertain economy, many companies are looking to reorganize and restructure their work force. Randstad Mobiliteitsdiensten, a dedicated business unit focusing on outplacement and replacement of work forces, performed especially well. This unit reallocates excess employees to other jobs in the labor market. Randstad also focuses on tapping into groups which have not traditionally participated in the labor market. The dedicated business unit responsible for inflow of these also generated good results in 2002. Another example of a strong performance is Randstad Outsourcing & Project Services (ROPS). ROPS provides specialists for (temporary) projects requiring large numbers of personnel. Contractual guarantees are laid down regarding the quality and the results of the services rendered. An example of a successful project is the provision of 600 euro-supervisors at the beginning of 2002.

As in all European markets, difficult economic conditions meant revenue in Belgium was down on the previous year, although only slightly. Cost-cutting measures further reduced expenses, compensating these declines. In spite of growing competition, Randstad maintained its market leadership position.

The German market has shown negative growth throughout the reporting year. Cost-reduction measures introduced late in 2001 were already fully effective in the first quarter of 2002. These measures and improved idle time management have had a positive impact, compensating lower revenue. Although still negative, Randstad Germany's operating result has improved considerably. Our German organization is now fully integrated. Randstad is market leader in Germany.
We are present in all 80 German cities with a population above 100,000. Strategic though streamlined overcapacity has been maintained in 2002. This gives us a strong base to work on driving sales efforts and further strengthen our market position.

Randstad in the UK had a difficult start to the year, following strong performance in 2001. Economic decline was the main cause. During 2002, Randstad UK focused on integrating SRS, which was acquired the previous year. The acquisition has given Randstad nationwide coverage in Europe's largest staffing market. The integrated customer portfolio has been evaluated, unprofitable contracts terminated, and more selective marketing introduced, based on attainable margins. Randstad UK has made progress in standardizing all its work processes according to Group strategy. The introduction of a flexworker's charter of benefits, a move unique in the UK, has improved retention of flexworkers with between six and 12 months' service. At 16%, it is double the industry average.

Geographic spread revenue Randstad companies, Europe
as % of revenue

Total in millions of €	**3,013.0**
Netherlands	38.2%
Germany	17.5%
Belgium/Luxembourg	16.4%
Spain/Portugal	9.6%
France	9.4%
United Kingdom	4.4%
Italy	2.8%
Switzerland	1.1%
Denmark	0.6%

Specialized revenue Randstad companies, Europe (estimate)
(19.1% of total revenue Randstad companies, Europe)

Call-center activities	17%
Health care	16%
Engineering	23%
Distribution/logistics	14%
IT/legal/financial services	8%
Other	22%
Total in millions of €	575.6



Throughout the year performance improved considerably and market share was gained.

The market in **Spain** also declined in 2002. Randstad was unable to achieve the high levels of organic growth generated in 2001. This was due in part to shedding lower margin contracts. Cost base has been adjusted according to lower revenue. Profitability was improved and is close to targets set at the time of the Umano acquisition. Randstad ranks second overall in Spain, but is market leader in the important economic regions of Madrid and Catalonia, which includes Barcelona.

In **France**, Randstad, including branded in-house services, ranks number six in the market. In spite of tough competition in a declining market, Randstad gained market share throughout the year. Randstad France focuses primarily on selected locations in heavily industrialized and urban areas.

Randstad has only been operating in **Portugal** for two years. Although the Portuguese economy and market are difficult, Randstad is successfully pursuing organic growth. With growth of more than 200% year-over-year, we now rank number five in the market. Randstad Portugal opened three new branches, bringing the total to five. Three are in the capital Lisbon, one in Setubal, and one in Porto. Organic growth is coming primarily from companies that are new to the flexibility offered by temporary staff. Randstad Portugal is marketing specifically to these companies, driving home the message of how flexibility can enhance (cost) efficiency and productivity.

Organic growth is also behind Randstad **Italy**'s strong performance in 2002. Revenue increased more than 60% compared to 2001. This is one of the fastest growing staffing markets in Europe following deregulation in the late 1990s. Randstad Italy clearly outperformed the market in 2002. Initially, market growth was led by international companies that are used to deploying flexworkers. More recently, domestic companies are driving the strong growth. In 2003, we will further improve the existing organization to support ongoing organic growth. Larger companies will also be targeted. Staffing still has an image problem among employees in Italy. However, flexworking is now increasingly seen as a way to enter the labor market.

The labor market in **Switzerland** continues to be extremely difficult. Two of the country's main economic pillars, the financial services industry and aviation, are struggling. Oversupply has put pressure on Randstad Switzerland, resulting in negative growth, both in the market and for our operations there.

Randstad **Denmark** is also operating in a difficult economic climate. Market growth was negative. Randstad's revenue was down, but growth was achieved in the second half of 2002 compared to the same period in 2001. The administrative staffing and health care segment especially remained difficult. Randstad Denmark continues to outperform the market.

performance review Randstad North America

Overview

The pace of economic recovery continues to be extremely slow in the US. Revenue declined by 2.6% in local currency over the full year. However, revenue growth was achieved in the second half of 2002. Measures were put in place early in 2002 to counteract declines in gross margin. These measures began to show results in the late summer. There has been no recovery in the direct hire segment of Randstad North America's business.

Profile

Randstad North America's focus is the mass-customized segment. This concept is targeted at five market segments: office/clerical, safe-industrial, technical, creative, and professional. We see our market as all sectors where flexibility can support productivity. During the reporting year, Randstad North America laid further foundations for the official launch of Randstad Inhouse Services as part of its service offering on April 1, 2003.

Developments

In recent years, Randstad North America had grown strongly through acquisition. In 2001, the organization focused strongly on integration. Part of that integration involved the creation of a standardized IT platform to facilitate efficiency and cost control. In 2002, the implementation and rollout of the organization-wide platform was completed successfully, on time and on budget. This technology gives Randstad North America an edge in the market. It has already helped reduce Day Sales Outstanding by improving collection procedures on accounts receivable. The key opportunity going forward is to further leverage the new IT platform to continually improve service and efficiency to clients and flexworkers.

In the current economic climate, clients continue to seek solutions primarily through flexwork, rather than hiring permanent employees. As a result, the direct hire business is still struggling. Although recovery is slow to materialize, sentiment in the US market at year-end validates Randstad North America's strategic overcapacity. The network was fully streamlined in 2002. Units have been combined so that all market segments are covered from the same location. This regrouping facilitates the strong sales efforts that have helped Randstad North America maintain its number one market position in the Southeast of the United States.

Core data Randstad North America
in millions of €, unless otherwise indicated

	2002	Δ %	2001
Income statement			
Revenue	**1,254.5**	(7.6)	1,357.6
Cost of services	**1,024.9**	(4.5)	1,073.7
Gross profit	**229.6**	(19.1)	283.9
Operating expenses	**260.4**	(26.0)	351.7
Operating profit	**(30.8)**	54.6	(67.8)
Depreciation tangible fixed assets	**19.6**		16.6
Investments in tangible fixed assets	**2.0**		40.2
Balance sheet			
Tangible fixed assets	**35.7**		69.0
Operating working capital	**130.9**		183.7
Operating capital employed	**166.6**		252.7
Operational ratios in % of revenue			
Gross margin	**18.3**		20.9
EBITDA	**(0.9)**		(3.8)
Operating profit	**(2.5)**		(5.0)
Number of branches	**361**		411
Number of in-house locations	**116**		109
Average number of staffing employees	**46,500**		47,400
Average number of corporate employees	**2,330**		2,890


randstad

Randstad North America currently offers in-house services as part of its general package. In the past two years, this business line has been growing gradually. In line with the strong concept strategy, Randstad North America will be expanding and growing these activities under the Randstad Inhouse Services label. Growth in this business line has been organic, often resulting from a single, initial client experience with an on-site consultant. In many cases, this has led to preferred partnership with Randstad North America on a regional or nationwide basis.

performance review Tempo-Team and other group companies

Overview

Tempo-Team is well positioned in the Dutch market and again generated an above-average contribution to Group results. Tempo-Team's focus in 2002 was on operation. This led to increased market share and higher cost control. To support further penetration of promising and high-return sectors, Tempo-Team has separated these activities for greater focus. In 2002, Tempo-Team facilitated expansion into the hospitality and catering industry through the acquisition of a small niche company, JMW Horeca Uitzendbureau. The integration was completed by year-end, but JMW will continue as a separate brand in the market.

Profile: Tempo-Team

Ranking third in the Netherlands, Tempo-Team offers a broad range of services. These include temporary and contract staffing, direct hire, reintegration and outplacement of personnel. Various forms of subcontracting, specifically in specialized sectors, are also part of the offering. Tempo-Team's approach in the market is to seek solid and quick solutions for its clients.

Tempo-Team and government services

For many years, Tempo-Team has been a major provider of flexworkers to public services. Over time, it has gained significant experience and know-how in a variety of public service sectors. An example is execution of social security benefit systems. The employee profile includes interpersonal skills, tertiary education, usually in law, but also deep sector knowledge. Over the past nine years, Tempo-Team has provided over 4,000 staffing employees to local authority social services departments around the Netherlands. As part of its drive to leverage this experience and to take its service offering one step further, Tempo-Team offers an outsourcing package to social security departments. Based on Tempo-Team's thorough sector knowledge (it is market leader in social security staffing), a comprehensive offering has been created based on the supply of fully trained staffing employees, including project management. Tempo-Team is convinced that the package not only supports efficient execution of social security benefit systems but also generates cost reductions for the local authority. Tempo-Team is currently piloting this full package at a local authority in Maarssen in the Netherlands.

Core data Tempo-Team and other group companies
in millions of €, unless otherwise indicated

	2002	Δ %	2001
Income statement			
Revenue	**587.2**	(5.3)	620.2
Cost of services	**424.9**	(4.9)	446.9
Gross profit	**162.3**	(6.3)	173.3
Operating expenses	**113.4**	(1.0)	114.5
Operating profit	**48.9**	(16.8)	58.8
Depreciation tangible fixed assets	**3.1**		4.1
Investments in tangible fixed assets	**0.8**		2.2
Balance sheet			
Tangible fixed assets	**4.4**		6.5
Operating working capital	**22.2**		(5.2)
Operating capital employed	**26.6**		1.3
Operational ratios in % of revenue			
Gross margin	**27.6**		27.9
EBITDA	**8.9**		10.1
Operating profit	**8.3**		9.5
Number of branches	**261**		247
Number of in-house locations	**56**		49
Average number of staffing employees	**26,600**		28,900
Average number of corporate employees	**1,580**		1,850

tempo-team



uitzendbureau
otter-westelaken

PROFCORE
BUSINESS SERVICES

Profile: Otter-Westelaken Group

Otter-Westelaken has a strong niche position in the Dutch technical personnel segment. It focuses on specialized, skilled temporary and contract flexworkers, such as welders, electricians and plumbers. Otter-Westelaken's clients include installation businesses and shipyards.

Profile: Profcore

Profcore is the Group's specialist in the field of industrial and logistical subcontracting services.

performance review in-house services

Overview

In-house services again exceeded expectations in 2002. Revenue was up 19% on 2001. The rapid growth of this strong concept, even at this stage in the business cycle, confirms the underlying strategy. In-house services have now been launched successfully in various European markets. At year-end 2002, there were 339 in-house locations, an increase of 16% compared to 2001. In newer markets, productivity gains will lead to greater *profitability as the business model matures.*

Profile

In-house services is a unique staffing concept. Launched in 1997 it offers clients direct access to flexible personnel management and planning solutions, generating improved productivity. Our in-house consultants have very specific expertise. Each works exclusively for a single client, supporting planning and work force management – on site. They develop a deep understanding of client needs so they can continually anticipate and match demand for flexworkers. Our in-house concept is deployed primarily in logistical and production facilities. As the concept grows and develops, we are increasingly supporting client requirements for higher-qualified flex-workers, for example in call centers and for IT help desks. However, the key concept is to supply high numbers of flexworkers according to specific job profiles. This remains the norm at all levels.

Developments

Large clients around Europe and in the US see this concept as a clearly distinct proposition and they are applying it effectively. During the reporting year, our branding program further defined how we position this unique proposition in the market. Capac continues as the brand name in the Netherlands where it is well established and has considerable value for the Group. All other in-house activities have been rebranded Randstad Inhouse Services.

In-house care

The success of the in-house concept depends in part on our ability to build strong relationships with flexworkers. To support the concept's continuing success, Capac originated a 'care' program that has now been adopted throughout Randstad Inhouse Services as well. This program comprises systemic evaluation of type of work, pay, and career prospects. Longer-term retention is crucial and is currently well above the industry average. Flexworkers with specific client experience contribute to productivity. Access to this experience is an important factor in a client's decision to opt for in-house services, especially as many flexworkers stream into the permanent work force.

Core data in-house services
in millions of €, unless otherwise indicated

	2002	Δ %	2001
Income statement			
Revenue	**367.4**	18.7	309.5
Cost of services	**310.1**	18.9	260.8
Gross profit	**57.3**	17.7	48.7
Operating expenses	**50.7**	21.0	41.9
Operating profit	***6.6***	*(2.9)*	*6.8*
Depreciation tangible fixed assets	**1.7**		1.4
Investments in tangible fixed assets	**0.9**		2.0
Balance sheet			
Tangible fixed assets	**2.9**		3.7
Operating working capital	**18.4**		0.5
Operating capital employed	**21.3**		4.2
Operational ratios in % of revenue			
Gross margin	**15.6**		15.7
EBITDA	**2.3**		2.6
Operating result	**1.8**		2.2
Number of in-house locations	**339**		293
Average number of staffing employees	**14,900**		13,500
Average number of corporate employees	**670**		570


CAPAC INHOUSE SERVICES
a Randstad Company


randstad
INHOUSE SERVICES

Geographic spread revenue in-house services
as % of revenue

Total in millions of €	**367.4**
Netherlands	64.3%
France	16.0 %
United Kingdom	8.9%
Belgium	8.0%
Spain	2.4%
Italy	0.4%

The countries

At the end of 2002, Capac had 191 in-house locations. Capac is now the number 7 brand in the **Netherlands.** In-house services have become increasingly attractive as clients streamline and restructure their production cycles. There is still room for growth in the Netherlands, especially as clients are beginning to recognize the opportunities offered by strategic flexible HR planning.

In all countries the in-house service concept achieved strong growth, clearly outperforming the declining staffing markets. **France** is currently the largest market for Randstad Inhouse Services. The **UK** is building its in-house operations using the base provided through the acquisition of SRS. In-house services in **Belgium** improved its work processes throughout 2002, leading to more cost-efficient and effective sales efforts. The in-house services concept, structure and corporate identity were implemented fully in **Spain**, resulting in strong growth. **Italy** was a new starter in 2002.

In-house services are also available in Germany, but are included in the overall Randstad business line. In North America, Randstad has long serviced such clients as call centers through in-house locations and will launch Randstad Inhouse Services as a brand on April 1, 2003. It should be noted that in-house services supplied by Randstad Germany and North America are not included in the figures presented here .

performance review Yacht

Overview

Yacht generated revenue of € 229.1 million. Demand for financial, legal, and logistics & purchasing professionals increased during the reporting year. However, this was not enough to counterbalance the negative impact of the ICT and Technology lines of business. Overall, revenue declined compared to 2001. Cost savings could not prevent an operating loss.

In challenging market circumstances Yacht has reorganized its own structure along more flexible lines. This was achieved through increased focus on specific product/market combinations (PMCs) and market approach, reduced idle time and improved risk profile, and through the introduction of best-practice work processes. At present, Yacht's revenue is generated primarily in the Netherlands and Belgium.

Profile

Yacht is a distinct concept in the Randstad Group. It is based on the growing demand in Europe for highly qualified professionals. Client needs vary from specific projects, to interim management, peak or seasonal support and direct hire. Our service offering is the delivery of knowledge, productivity and direct availability in a number of lines of business: ICT, Technology, and Finance & Management. Within the Management line of business, we further distinguish between specific disciplines, such as Legal, Logistics & Purchasing, HRM, Marketing & Communications. Yacht is active in the Netherlands, the UK, France, Belgium and Germany.

Yacht's strength is the quality of its professionals. Yacht is increasingly perceived by clients as the natural and preferred partner in professional solutions; this is apparent from the month-over-month increase in the number of preferred supplier agreements with clients.

For the professionals who opt for structured and flexible career development through Yacht, we offer a challenging, motivating and varied opportunity to enhance their expertise. This is achieved in two ways. Experience is gained through assignments to a variety of companies and through access to ongoing training at the Yacht Academy. One example within Yacht Finance is the program for controllers. Graduates start their career with Yacht as trainees. Training and job rotation enables them to develop into fully qualified professionals with varied experience. Yacht offers all its professionals the opportunity to exchange knowledge and keep abreast of developments in their discipline through virtual forums on the intranet, 'The Engine'.

Core data Yacht

in millions of €, unless otherwise indicated

	2002	Δ %	2001
Income statement			
Revenue	**229.1**	(14.5)	267.9
Cost of services	**165.5**	(9.0)	181.8
Gross profit	**63.6**	(26.1)	86.1
Operating expenses	**69.6**	(13.0)	80.0
Operating profit	**(6.0)**	(198.4)	6.1
Depreciation tangible fixed assets	**2.7**		3.0
Investments in tangible fixed assets	**1.6**		5.4
Balance sheet			
Tangible fixed assets	**3.1**		4.4
Operating working capital	**18.5**		17.8
Operating capital employed	**21.6**		22.2
Operational ratios in % of revenue			
Gross margin	**27.8**		32.1
EBITDA	**(1.4)**		3.4
Operating profit	**(2.6)**		2.3
Number of branches	**54**		44
Average number of staffing employees	**3,100**		3,700
Average number of corporate employees	**640**		710

YACHT

Geographic spread revenue Yacht
as % of revenue

Total in millions of €	229.1
Netherlands	85.9%
Belgium	10.8 %
United Kingdom	2.1%
Germany	0.6%
France	0.6%

Spread revenue Yacht by line of business
as % of revenue

Technology	50.4
ICT	25.7
Finance & Management	23.9



Total in millions of € 229.1

Developments
All Yacht's markets were under pressure in difficult economic conditions during 2002. Both the private and public sectors have been tightening belts, postponing or delaying capital-intensive projects and programs. Yacht ICT and Technology were affected negatively by this environment. However, Yacht Finance & Management are disciplines companies need when difficult economic conditions require streamlining or a reorganization of their business. Yacht financial, legal and logistics & purchasing professionals were in demand.
A restructuring program implemented in 2001 led to further improvements in the cost base in 2002. We were able to apply our expertise in managing HR flexibility to improve our risk profile. The organization is now well-aligned.

The countries
In the **Netherlands**, the market has declined significantly. We have also seen a fallout among competitors. Demand from the Dutch public and energy sectors continued in the first half of 2002.

Despite difficult overall market conditions in **Belgium**, Yacht has launched the Finance line of business, supported by knowledge transfer from the Netherlands. This will help Yacht Belgium reinforce its position as market leader. Yacht in the **UK** continues to focus on the greater-Manchester region, with a specific focus on engineering. Although market conditions, which had been comparatively good, are beginning to weaken, performance was stable. **France** is also pursuing a similar approach in the Lille region of northern France with experienced corporate staff from Yacht Belgium. The French business is focusing on further expansion in the engineering segment in this industrial region.

The strategic approach in **Germany** differs from that of the UK and France. In spite of extremely difficult conditions in this market, Yacht has invested in Germany. Behind this investment is the comparative infancy of the market and its potential for organic growth. Yacht expanded its presence from start-up to seven branches in 2002.

outlook

Given the uncertain economic prospects for Europe and the United States we continue to exercise prudence in making forecasts for 2003. We do not yet see convincing signs of a recovery in our markets. Current organic revenue trends are close to flat (year-over-year). In the seasonal pattern of our business volume, the first quarter is the weakest quarter. Therefore, we expect the operating result in the first quarter to be close to or slightly below break-even. Consequently, EPS will be slightly negative as well, as it was in the first quarter of 2002.

In 2003 we foresee good growth possibilities for the mass-customized concept in Italy, Portugal and Canada. In these markets we still have a limited but growing market share. Given the current market conditions in the other markets, the industrial segment is expected to continue to perform better than the clerical segment. A focused market approach will enable us to gain market share once again.

The prospects for our in-house activities remain favorable in 2003. For this concept the possibilities for growth depend to a lesser extent on the economic developments. In the United States, this concept will be introduced under the label Randstad Inhouse Services as per April 1, 2003.

For 2003 we expect that investments in IT will be above the level of 2002 as we have planned to invest in new front- and back-office systems for some operating companies. The timing of these investments will depend very much on the conditions of our markets; expenses will be spread out to keep flexibility in our cost base.

Our core business processes and commercial approach are well-defined. In the coming 18 months Randstad will implement the best practices in all operating companies.

For the long term we remain optimistic about the growth opportunities of the company. The relatively low share of staffing in the flexible employment market provides clear perspective for structural market growth in Europe and North America.

Diemen, February 14, 2003

The Executive Board,
C.T.M.J. Farla
B.J. Noteboom
R.J. van de Kraats
L.J.M.V. Lindelauf
J.H. Reese

financial statements

consolidated income statement 2002

in millions of €	see notes no.	2002	2002	2001	2001
Revenue	1	5,443.8		5,818.4	
Cost of services	2	4,250.4		4,479.0	
Gross profit	1		1,193.4		1,339.4
Personnel expenses	3	698.7		784.7	
Depreciation		66.1		62.8	
Other operating expenses	5	328.5		388.1	
Total operating expenses			1,093.3		1,235.6
Operating profit	1		100.1		103.8
Financial income and expenses	6		(15.8)		(25.9)
Income from operations before taxes			84.3		77.9
Taxes on income from operations	7		(25.5)		(23.9)
Income from operations after taxes			58.8		54.0
Income non-consolidated participation			(0.2)		(5.7)
Net income from ordinary operations			58.6		48.3
Amortization of goodwill			(1.8)		(1.2)
Extraordinary result after taxes	8		-		13.0
Net income			56.8		60.1

	2002	2001
Net income	56.8	60.1
Preferred dividend	(8.6)	(8.6)
Net income for ordinary shareholders	48.2	51.5
Earnings per ordinary share (€)	0.42	0.45
Diluted earnings per ordinary share (€)	0.42	0.45
Earnings per ordinary share from ordinary operations (€)*	0.43	0.34
Diluted earnings per ordinary share from ordinary operations (€)*	0.43	0.34
Average number of ordinary shares outstanding (in millions)	115.4	115.6
Average number of diluted ordinary shares outstanding (in millions)	115.4	115.6

* after deduction of preferred dividend

consolidated balance sheet at december 31, 2002

before profit appropriation for ordinary shares, in millions of €	see notes no.		2002		2001
Intangible fixed assets	14	7.1		7.0	
Tangible fixed assets	15	142.2		264.1	
Financial fixed assets	16	366.2		420.6	
Fixed assets			515.5		691.7
Receivables	17	1,019.5		1,077.3	
Cash and cash equivalents	18	208.8		206.2	
Current assets		1,228.3		1,283.5	
Current liabilities	19	837.6		886.7	
Working capital			390.7		396.8
Capital employed			906.2		1,088.5
Long-term debt	20		204.8		415.0
Provisions	21		366.9		323.5
Shareholders' equity	22		334.5		350.0
			906.2		1,088.5

	see notes no.	2002	2001
Operating working capital	23	367.5	395.7
Operating capital employed	23	509.7	659.8
Interest-bearing debt	24	416.3	611.5
Net debt	24	207.5	405.3
Balance sheet total		1,743.8	1,975.2

The 2001 figures have been adjusted for comparison purposes.

consolidated cash flow statement 2002

in millions of €		2002		2001
Operating profit	100.1		103.8	
Depreciation	66.1		62.8	
Asset impairment	–		9.1	
EBITDA	166.2		175.7	
Provisions	6.8		(20.3)	
Income taxes paid	(11.9)		(2.7)	
Cash flow from operations before operating working capital		161.1		152.7
Current assets	72.0		94.9	
Current non-interest bearing liabilities	(36.7)		(50.1)	
Operating working capital		35.3		44.8
Cash flow from operations		196.4		197.5
Investments in tangible fixed assets	(30.0)		(113.4)	
Disposal of tangible fixed assets	42.0		22.9	
Acquisition of group companies	(1.0)		(11.5)	
Disposal of group companies	–		123.0	
Repayment from participation	16.0		–	
Cash flow from investments		27.0		21.0
Free cash flow		223.4		218.5
Long-term debt	(110.2)		(0.6)	
Financial fixed assets, other	(1.0)		16.1	
Short-term interest-bearing debt	(73.6)		16.7	
Financing		(184.8)		32.2
Financial income and expenses	(15.8)		(25.9)	
Repurchase of ordinary shares	(2.1)		(2.3)	
Dividends paid on ordinary shares	(16.2)		(57.8)	
Dividends paid on type-B preferred shares	(8.6)		(8.6)	
Reimbursement to financiers		(42.7)		(94.6)
Cash flow from financing		(227.5)		(62.4)
Currency differences		6.7		(3.1)
Net cash flow		2.6		153.0
Changes in cash through acquisitions and disposals of group companies		–		(0.4)
Changes in cash and cash equivalents		2.6		152.6

Consolidation principles
The consolidated financial statements comprise the financial data of Randstad Holding nv and its group companies. The latter are those companies where Randstad Holding nv has either direct or indirect managerial control.
The results of acquired/divested group companies are consolidated from/up to the date of purchase/sale.

See page 78 for an overview of major group companies.

Principles for the valuation of assets and liabilities and determination of results

Change in presentation
In accordance with changes in Dutch Generally Accepted Accounting Principles the proposed dividend on ordinary shares has not been deducted from equity as from this year. After determination of the dividend by the General Meeting of Shareholders the dividend will be accounted for as a liability. Because the dividend on the type-B preferred shares is fixed, it is presented as a liability per December 31, 2002. The balance sheet per December 31, 2001 has been adjusted accordingly.

The valuation principles of assets and liabilities and the principles for determination of results are unchanged compared to the previous year and are as follows:

Valuation principles
Intangible fixed assets relate to goodwill. Goodwill, being the difference between the price paid for and the net asset value of newly acquired group companies, is capitalized as of the date of acquisition.
In determining the net asset value possible reorganization costs as well as adjustments to fair value are taken into account. Goodwill is stated at cost less accumulated amortization calculated on the estimated useful life with a maximum of 20 years.
Up to and including the year 2000, goodwill was directly charged to shareholders' equity as of acquisition date.

Tangible fixed assets are stated at cost less accumulated depreciation calculated on the basis of a fixed percentage of the purchase price and depending on the anticipated life of the asset.

The non-consolidated participation is valued against net asset value.

Remaining financial fixed assets are stated at nominal value, after deductions for provisions where necessary.

Receivables are stated at nominal value less provisions for receivables considered doubtful.

Deferred tax assets and liabilities are calculated according to the prevailing tax rate; deferred tax assets are valued as far as they can be realized within the Group within a reasonable timeframe.

Pension provisions are stated at actuarial value.

The remaining assets and liabilities are stated at nominal value.

Monetary balance sheet items arising from transactions denominated in other currencies than the local currencies are converted at year-end exchange rates; non-monetary balance sheet items arising from transactions denominated in other currencies than the local currencies are converted at the exchange rates prevailing at the date of transaction. Resulting currency differences are included in operating result.

The income statements of non-eurozone operating companies are included using the average exchange rates over the full reporting year. Translation differences that occur upon consolidation of non-eurozone operating companies are directly charged or credited to shareholders' equity.

Net revenue is the sum of amounts billed to third parties during the year excluding sales taxes. Income and expenses are stated in the year they were generated or incurred; possible losses are taken into account as soon as they are identified.

Gross profit is the balance of net revenue less salary and other expenses directly related to net revenue.

Taxes on income are the sum of taxes levied on commercial profits in the countries where those profits were earned, based on local tax regulations. Tax-exempt income is taken into account in calculating taxes on income. Losses made by group companies are included in consolidated income and are taken into account in calculating taxes on income, as far as the amounts can be realized within the Group within a reasonable timeframe.

Consolidated cash flow
The indirect method is used to draw up the consolidated cash flow statement. The purchase price of acquisitions as well as the selling price of disposed group companies is included in cash flow from investing activities. Changes in assets and liabilities ensuing from acquisition and disposal of group companies are taken into account in the calculation of cash flows.

Exchange rates	2002		2001	
	Average	At year-end	Average	At year-end
US dollar	1.06	0.95	1.12	1.14
Canadian dollar	0.68	0.60	0.72	0.71
Sterling	1.59	1.53	1.61	1.64
Swiss frank	0.68	0.69	0.66	0.68
Danish crown	0.13	0.13	0.13	0.13

With respect to acquisitions of group companies, the average exchange rate from the date of purchase is applied when converting the income statement; the balance sheet on the date of purchase is converted against the rate applicable on the day of purchase.

[illegible] the consolidated [illegible] statement



(amounts in millions of €, unless otherwise indicated)

1. [illegible]

Information by segment and geographical area is included on page 71 and after.

2. Cost of services	2002	2001
Wages and salaries	3,288.8	3,460.9
Social security charges	753.5	779.5
Pension charges	28.8	26.6
	4,071.1	4,267.0
Other cost of services	179.3	212.0
	4,250.4	4,479.0

3. [illegible]	2002	2001
Wages and salaries	528.5	592.3
Social security charges	69.1	73.1
Pension charges	12.0	15.7
	609.6	681.1
Other personnel expenses	89.1	103.6
	698.7	784.7

4. [illegible] and social security charges	2002	2001
The result includes:		
Wages and salaries	3,817.3	4,053.2
Social security charges	822.6	852.6
Pension charges	40.8	42.3
	4,680.7	4,948.1

5. Other operating expenses	2002	2001
Advertising and marketing	75.0	100.7
Accommodation	103.8	106.4
Other expenses	149.7	181.0
	328.5	388.1

6. Financial income and expenses	2002	2001
Interest and similar income	9.2	34.5
Interest and similar expenses	(25.0)	(60.4)
	(15.8)	(25.9)

7. Taxes on income from operations

The effective tax burden on income from operations was 30.2% in 2002 (2001: 30.7%).
The reconciliation between the effective tax burden and the average applicable rate (weighted average of the statutory applicable rates on the income before taxes of the group companies) is as follows:

	2002	2001
Average applicable rate	29.5%	29.4%
Definite tax-exempt results	(22.7)%	(20.9)%
Change in value of receivables due to tax losses carry forward	34.6%	13.5%
Non-deductible items and others	(11.2)%	8.7%
Effective tax burden	30.2%	30.7%

8. Extraordinary result after taxes	2002	2001
Extraordinary income	–	32.9
Extraordinary expenses	–	(30.4)
Balance extraordinary income and expenses	–	2.5
Taxes	–	10.5
Extraordinary result after taxes	–	13.0

The extraordinary income in 2001 related to the book profit on the divestment of security services company Randon. Extraordinary expenses in 2001 mainly concerned provisions for the cost of reorganization in Germany and the US of € 14.6 million and the cost related to the discontinuation of the Hedson business model of € 12.2 million.

9. Remuneration Executive Board

The following amounts (in €) relating to remuneration of the members of the Executive Board are included in the income statement 2002:

	B. Noteboom	C. Farla	L. Lindelauf	R.J. v.d. Kraats	J. Reese	Total 2002	Total 2001
Salary	352,000	389,000	337,000	303,000	526,000	1,907,000	1,726,000
Performance-related bonus	60,000	54,000	49,000	44,000	77,000	284,000	146,000
Pension charges	34,000	38,000	33,000	30,000	9,000	144,000	846,000
Total	446,000	481,000	419,000	377,000	612,000*	2,335,000	2,718,000

* in US dollars 576,000

As from January 1, 2002 the Executive Board consisted of the five members as mentioned above; in 2001 the (statutory) board consisted for the first 5 months of one member and during the following 7 months of three members; the salary increase as per January 1, 2002 - apart from changes in functions - amounted to 3%. In the total remuneration 2001 'one-off' items had been included amounting to € 1.2 million.

The remuneration of the Executive Board is in line with international remuneration policies, and includes a fixed part and a variable part. The variable part is performance-related consisting of short, medium and long-term components. The Supervisory Board sets the targets prior to each year.

With respect to the short-term component, the annual bonus can be earned by realizing the annual targets. For 2002 these targets were operational profit, DSO and implementation of the strategy update. Depending on the achievements, the bonus can vary between 0 and 45% of annual fixed income; performance at target level results in a bonus of 30%.
For 2002, the company was successful in terms of DSO and implementation of strategy, but not with regards to operational profit; this resulted in a bonus (short-term component) of 15% per member.

Regarding the medium-term component, a bonus can be earned on the basis of average (3 years) organic revenue growth rates. Performance at target level (average organic growth 8-10%) results in a bonus of one annual salary after 3 years. This plan was initiated for the first time mid 2001, which implies that the first time payment can be considered in the course of 2004. No bonus was charged to the income statement, 2002 since current performance is not on target.

The long-term component is structured through a stock option plan. Granting of options is a discretionary right of the Supervisory Board linked to the achievement of annual targets. The maximum grant is based on international standards; the underlying value in terms of number of options times stock price amounts to 170% (175% for the CEO) maximally of the annual fixed salary.

This stock option program for the Executive Board has been implemented in 2001; the options are granted on shares, which have been purchased by Randstad Holding nv. The term of the options is five full years; the options are exercisable as from three years after granting, without performance or other restrictions. In case a member resigns from the Group within 3 years after granting, a reduction mechanism on potential profits on options is in place. The company made no financing arrangements available at granting, nor at exercising of the options.
Before realization of this program, options have been granted to members of the Board within the framework of the personnel stock option programs; the conditions under these plans are set out on page 65.

The options outstanding to the Executive Board members at December 31, 2002 under the 2 option programs are as follows:

Executive Board Option Program	Year of Granting	Option price (in €)	January 1, 2002	Granted in 2002	Expired in 2002	Exercised in 2002	December 31, 2002	Exercise period ends in
B. Noteboom	2001	14.00	36,076				36,076	August 2006
	2002	17.50		32,000			32,000	May 2007
C. Farla	2001	14.00	35,227				35,227	August 2006
	2002	17.50		36,000			36,000	May 2007
L. Lindelauf	2002	17.50		32,000			32,000	May 2007
R. J. van de Kraats	2002	17.50		32,000			32,000	May 2007
J. Reese	2001	14.00	37,851				37,851	August 2006
	2002	17.50		32,000			32,000	May 2007
Sub total			**109,154**	**164,000**	**–**	**–**	**273,154**	

Personnel Option Program	Year of Granting	Option price (in €)	January 1, 2002	Granted in 2002	Expired in 2002	Exercised in 2002	December 31, 2002	Exercise period ends per December 31
B. Noteboom	1998	41.97	1,265		1,265		–	2002
	1999	43.50	1,479				1,479	2003
	2000	37.75	219				219	2004
	2000	42.50	1,825				1,825	2004
	2001	14.00	3,597				3,597	2005
C. Farla	1998	41.97	2,578		2,578		–	2002
	1999	43.50	3,219				3,219	2003
	2000	37.75	3,894				3,894	2004
	2001	14.00	4,446				4,446	2005
L. Lindelauf	1998	41.97	2,189		2,189		–	2002
	1999	43.50	2,571				2,571	2003
	2000	37.75	219				219	2004
	2000	42.50	3,178				3,178	2004
	2001	14.00	3,927				3,927	2005
R. J. van de Kraats	–		–				–	
J. Reese	1999	43.50	489				489	2003
	2000	37.75	1,534				1,534	2004
	2001	14.00	1,822				1,822	2005
Sub total			**38,451**	**–**	**6,032**	**–**	**32,419**	
Grand total			**147,605**	**164,000**	**6,032**	**–**	**305,573**	

Under the Executive Board Option Program in total 320,714 options are outstanding, of which 47,560 options with an exercise price of € 16.00 have been granted in 2001 to Mr. H. Zwarts, former member of the Executive Board. In 2001 and 2002 Randstad Holding nv has purchased in total 320,714 of shares which are held in treasury to cover the obligations of the Executive Board Option Program.
Mr. C. Farla and Mr. L. Lindelauf have 24,318 respectively 123 depositary receipts of shares, acquired out of exercising options under the Personnel Option Program.

The value of the options granted in 2002 (based on the Black & Scholes model) amounted to € 225,000 for Mr. C. Farla and € 200,000 for each of the other members of the Board.

The Group has no loans or guarantees issued to the members of the Executive Board.

10. Remuneration Supervisory Board

The yearly remuneration of each of the members of the Supervisory Board amounts to € 18,151, and € 22,689 for the chairman; Mr. J.P. Guépin, who stepped down in May 2002 and Mr. van Wijk, appointed in May 2002, received pro rata payments. The total remuneration included in the income statement 2002 amounts to € 115,000 (2001: € 113,000). The remuneration is fixed and determined by the General Meeting of Shareholders. No amounts have been paid to former members of the Board.

No options have been granted, nor has the Group issued loans or guarantees to members of the Supervisory Board.

One member of the Supervisory Board has an interest in a legal entity which, based on the 'Wet Melding Zeggenschap' ('Declaration of Interests Act'), is registered as stake in Randstad Holding nv in the 25-50% category. The same member is the sole chairman of two Foundations, each of which, based on the same act, reports an interest in Randstad Holding nv in the 5-10% category.

11. Personnel Stock Option Program

In 1988 the founder of the company established an independent entity, Stichting Randstad Optiefonds (Randstad Option Fund Foundation), to provide stock options to corporate employees. In this context stock options are granted to corporate employees, who have fulfilled a minimum number of months of service. The options are granted on ordinary shares (or depositary receipts of shares) available in the Foundation. Exercise of options under the Randstad Personnel Stock Option Program does not affect the number of shares issued by Randstad Holding nv, nor has the company the obligation to purchase any shares; exercise of the options has no effect on earnings per share. At December 31, 2002, the Foundation has approximately 8.5 million of shares or depositary receipts of shares Randstad Holding nv to cover the obligations of the Randstad Group's Personnel Stock Option Program.

In total 4.6 million options were outstanding within the framework of this Program. The details about granting and changes in outstanding options during 2002 are as follows:

	2002	2001	2000	1999	1998	1997
Granting per year:						
Options granted (x 1000)	1,235	1,760	1,606	1,416	1,022	1,568
Number of employees	7,170	9,125	8,950	9,540	7,150	5,975
Exercise price (average in €)	17.50	14.00	37.92	43.69	41.97	25.58
Changes in outstanding options (x 1000):						
Options at December 31, 2001	-	1,725	1,306	964	624	45
Granted	1,235	–	–	–	–	–
Exercised	-	–	–	–	–	–
Expired	(23)	(206)	(223)	(169)	(595)	(45)
Options at December 31, 2002	1,212	1,519	1,083	795	29	–

The life of virtually all options is five years; the major part can be exercised after three years.
About 1.1 million depositary receipts of shares are held by employees, after exercise of options.

12. Employee numbers (average)	2002	2001
Staffing employees	207,800	217,800
Corporate employees	13,040	14,500
	220,840	232,300

(amounts in millions of €, unless otherwise indicated)

13. Information by segment

Information by segment and geographical area is included on page 71 and after.

14. Intangible fixed assets

The intangible fixed assets relate to goodwill. Changes in intangible fixed assets in 2002 are:

	Purchase price	Accumulated amortization	Book value
January 1, 2002	8.2	(1.2)	7.0
Investments	2.2	–	2.2
Amortization	–	(1.8)	(1.8)
Currency differences	(0.4)	0.1	(0.3)
December 31, 2002	10.0	(2.9)	7.1

For the amortization of goodwill, a five-year term is employed. The average remaining term of amortization is 3 years and 5 months.

The investment of € 2.2 million relates to goodwill from the acquisition of 100% of the shares of J.M.W. Horeca Uitzendbureau bv, Wageningen as of July 1, 2002.
Goodwill is based upon an expected purchase price of € 2.3 million of which € 1.0 million is paid during the year and of which the remaining part (included under liabilities) is based on certain earn-out arrangements.

15. Tangible fixed assets

	2002	2001
Buildings and land	**39.3**	107.1
Other fixed assets	**102.9**	157.0
	142.2	264.1

Changes in tangible fixed assets in 2002 are:

	Buildings and land	Other fixed assets	Total
Purchase price at January 1, 2002	130.3	383.7	514.0
Accumulated depreciation	23.2	226.7	249.9
Book value at January 1, 2002	107.1	157.0	264.1
Changes in book value:			
Acquisition of group companies	–	0.3	0.3
Investments	5.0	25.0	30.0
Divestments	(68.6)	(7.9)	(76.5)
Depreciation	(3.4)	(62.7)	(66.1)
Currency differences	(0.8)	(8.8)	(9.6)
Book value at December 31, 2002	39.3	102.9	142.2
Purchase price at December 31, 2002	58.4	359.5	417.9
Accumulated depreciation	19.1	256.6	275.7
Book value at December 31, 2002	39.3	102.9	142.2

Other fixed assets include renovation (€ 38.5 million), furniture and fixtures (€ 21.1 million), computer hardware (€ 18.0 million) and computer software (€ 25.3 million).

Depreciation terms for tangible fixed assets:

	Term	Percentage
Land	–	–
Buildings	33 years	3
Renovation costs	5 years	20
Software	3 years	33
Other categories	4 years	25

The estimated free-market value of buildings and land is around € 20 to € 30 million higher than book value.



16. Financial fixed assets

	2002	2001
Non-consolidated participation	2.3	20.3
Deferred taxes	353.1	390.2
Other receivables	10.8	10.1
	366.2	420.6

Changes in financial fixed assets in 2002 are:

	Non-consolidated participation	Deferred taxes	Other receivables	Total
Value at January 1, 2002	20.3	390.2	10.1	420.6
Changes in book value:				
Income	(0.2)	–	–	(0.2)
Increase	–	13.6	1.1	14.7
Decrease	(1.8)	–	–	(1.8)
Repayments	(16.0)	–	(0.1)	(16.1)
Currency differences	–	(50.7)	(0.3)	(51.0)
Value at December 31, 2002	2.3	353.1	10.8	366.2

Deferred tax assets consist of:

	2002	2001
Relating to paid goodwill	192.5	244.3
Tax losses carry forward	114.9	121.5
Timing differences	45.7	24.4
	353.1	390.2

Deferred tax assets relating to goodwill and other timing differences of approximately € 85 million (2001: approximately € 105 million) and deferred tax assets in relation to tax losses carry forward of approximately € 90 million (2001: approximately € 50 million) which cannot be realized within a reasonable time frame are valued at nil.
The increase in deferred taxes in 2002 of € 13.6 million is credited to taxes on income from operations.
The fair value of the other receivables is approximately € 8 million; the fair value of the non-consolidated participation equals the net asset value.
The short-term part of financial fixed assets is included under current assets.

17. Receivables

	2002	2001
Trade receivables	819.9	923.5
Taxes on income	57.1	36.0
Receivable from sale real estate	34.5	–
Other receivables	90.6	98.9
Prepayments	17.4	18.9
	1,019.5	1,077.3

Terms on these receivables are shorter than one year.

Trade receivables are stated after deduction of provisions for doubtful debtors of € 48.9 million (2001: € 75.0 million).
The amount receivable from sale of real estate has been received in January 2003.

18. Cash and cash equivalents

	2002	2001
Time deposits	160.5	170.0
Cash on hand and in banks	48.3	36.2
	208.8	206.2

The time deposits fall due within a one-month average.

19. Current liabilities

	2002	2001
Short-term interest-bearing debt:		
Bank overdraft	**103.3**	184.3
Current part of long-term debt	**108.2**	12.2
	211.5	196.5
Short-term non-interest-bearing debt:		
Trade payables	**52.4**	59.2
Taxes on income	**1.4**	21.3
Other taxes and social security premiums	**226.3**	237.8
Pension contributions	**11.5**	11.6
Dividend payable on type-B preferred shares	**8.6**	8.6
Wages, salaries and deferred personnel costs	**258.2**	256.1
Other debt	**54.8**	82.1
Accruals and deferred income	**12.9**	13.5
	626.1	690.2
Total current liabilities	**837.6**	886.7

Negative pledges have been issued for the purposes of bank overdraft facilities and 'pari passu' clauses apply. The majority of short-term interest-bearing debt consists of bank overdrafts in euros. A part (€ 44 million) is denominated in US dollars.

20. Long-term debt

	2002	2001
Drawings on the multicurrency syndicated credit facility	**300.0**	400.0
Other long-term debt	**13.0**	27.2
	313.0	427.2
Less: current part of long-term debt	**(108.2)**	(12.2)
	204.8	415.0

Randstad Holding nv has signed a € 400 million facility with a remaining term of just exceeding 1 year at a fixed interest margin above EURIBOR. The interest rate depends on the term of the drawings. The drawings under this facility amount at the end of 2002 to € 300 million (2001: € 400 million). The average interest rate at year-end is 3.4% for a two-month term. There is no repayment schedule. In 2003 an amount of € 100.0 million is expected to be repaid. This amount is included as current part of long-term debt under short-term interest-bearing debt. The average interest at year-end of other long-term debt is 3.7% for an average period of 2 years. The long-term interest-bearing debt is denominated exclusively in euros. The fair value of the long-term debt equals the book value.
At year-end, the Group had no outstanding interest rate or currency swaps on its net debt position.

21. Provisions

	2002	2001
Pension provisions	**0.5**	0.6
Provision for deferred tax liabilities	**287.0**	242.6
Provision for reorganization	**17.6**	23.6
Other provisions	**61.8**	56.7
	366.9	323.5

Changes in provisions over 2002 are as follows:

	Pensions	Deferred tax liabilities	Reorganization	Other
Value at January 1, 2002	0.6	242.6	23.6	56.7
Changes:				
Acquisitions	–	–	–	0.1
Increase	–	77.2	12.9	37.6
Withdrawals	(0.1)	–	(16.9)	(26.8)
Currency differences	–	(32.8)	(2.0)	(5.8)
Value at December 31, 2002	0.5	287.0	17.6	61.8

The deferred tax liabilities provision comprises recapture obligations ensuing from incorporation in the Netherlands of tax losses incurred in North America and Germany, as well as liabilities calculated over the difference between the commercial and fiscal value of assets and liabilities.
The reorganization provision comprises the costs of reorganization measures taken at several group companies in 2001 and 2002.
Other provisions include approximately € 2 million (2001: € 2 million) earn-out obligations to former owners of acquired group companies. The remaining other provisions consist primarily of provisions for risks of third-party claims.
The average effective interest rate used for calculating the pension provisions amounts to 4.5%.
The provisions are short-term for an amount of € 40 million (2001: € 30 million).

22. Shareholders' equity

Notes on shareholders' equity are included in Notes on the Company Income Statement and Balance Sheet (page 76).

23. Operating capital employed

23. Operating capital employed	2002	2001
Working capital	390.7	396.8
Receivable from sale real estate	(34.5)	–
Cash and cash equivalents	(208.8)	(206.2)
Dividend on type-B preferred shares	8.6	8.6
Short-term interest-bearing debt	211.5	196.5
Operating working capital	367.5	395.7
Tangible fixed assets	142.2	264.1
Operating capital employed	509.7	659.8

24. Net debt and interest-bearing debt

24. Net debt and interest-bearing debt	2002	2001
Short-term interest-bearing debt	211.5	196.5
Long-term interest-bearing debt	204.8	415.0
Total interest-bearing debt	416.3	611.5
Cash and cash equivalents	(208.8)	(206.2)
Net debt	207.5	405.3

25. Guarantees and commitments not included in the balance sheet

25. Guarantees and commitments not included in the balance sheet	2002	2001
Guarantees to third parties	1.0	3.0
Rent and leases, per year	110.0	120.0
Investment commitments	1.4	6.0

Rent and leases are almost exclusively rental contracts for branches and lease contracts for IT equipment and automobiles with a remaining term averaging three years.

No other guarantees have been issued than those in relation to commitments from rent and leases and those in relation to liabilities included in the balance sheet.

(amounts in millions of €, unless otherwise indicated)

Revenue	2002	2001
Randstad companies, Europe	3,013.0	3,240.6
Randstad North America	1,254.5	1,357.6
Tempo-Team and other group companies	587.2	620.2
Yacht	229.1	267.9
In-house services	367.4	309.5
Discontinued operations[1]	–	29.9
Corporate/eliminations	(7.4)	(7.3)
	5,443.8	5,818.4

Depreciation	2002	2001
Randstad companies, Europe	30.2	27.7
Randstad North America	19.6	16.6
Tempo-Team and other group companies	3.1	4.1
Yacht	2.7	3.0
In-house services	1.7	1.4
Discontinued operations[1]	–	1.5
Corporate	8.8	8.5
	66.1	62.8

Gross profit	2002	2001
Randstad companies, Europe	681.0	734.3
Randstad North America	229.6	283.9
Tempo-Team and other group companies	162.3	173.3
Yacht	63.6	86.1
In-house services	57.3	48.7
Discontinued operations[1]	–	6.7
Corporate/eliminations	(0.4)	6.4
	1,193.4	1,339.4

Assets[2]	2002	2001
Randstad companies, Europe	677.5	770.9
Randstad North America	234.9	311.4
Tempo-Team and other group companies	96.0	127.0
Yacht	112.9	144.4
In-house services	78.1	73.4
Discontinued operations[1]	0.9	3.6
Corporate/eliminations	190.4	154.3
	1,390.7	1,585.0

Operating result	200 2	2001
Randstad companies, Europe	106.0	111.7
Randstad North America	(30.8)	(67.8)
Tempo-Team and other group companies	48.9	58.8
Yacht	(6.0)	6.1
In-house services	6.6	6.8
Discontinued operations[1]	–	(1.8)
Corporate/eliminations	(24.6)	(10.0)
	100.1	103.8

Non-consolidated participation	2002	2001
Yacht	0.9	8.1
Corporate	1.4	12.2
	2.3	20.3

Amortization of goodwill	2002	2001
Randstad companies, Europe	1.6	1.2
Tempo-Team and other group companies	0.2	–
	1.8	1.2

Liabilities[3]	2002	2001
Randstad companies, Europe	992.9	1,313.9
Randstad North America	569.7	700.5
Tempo-Team and other group companies	70.9	106.5
Yacht	54.2	78.0
In-house services	76.3	66.8
Discontinued operations[1]	16.9	19.8
Corporate/eliminations	(658.6)	(902.9)
	1,122.3	1,382.6

1 Discontinued operations in 2001 were Randon (security) and Hedson.

2 Assets do not include deferred tax assets.

3 Liabilities include long-term and short-term debt as well as provisions, with the exception of the provision for deferred tax liabilities. The 2001 figures have been adjusted for comparison purposes due to the change in profit appropriation for ordinary shares.

Information by segment

Operating working capital	2002	2001
Randstad companies, Europe	110.9	30.4
Randstad North America	130.9	183.7
Tempo-Team and other group companies	22.2	(5.2)
Yacht	18.5	17.8
In-house services	18.4	0.5
Discontinued operations[1]	–	0.2
Corporate/eliminations	66.6	168.3
	367.5	395.7

Tangible fixed assets	2002	2001
Randstad companies, Europe	61.6	77.6
Randstad North America	35.7	69.0
Tempo-Team and other group companies	4.4	6.5
Yacht	3.1	4.4
In-house services	2.9	3.7
Discontinued operations[1]	–	–
Corporate	34.5	102.9
	142.2	264.1

Investments intangible fixed assets	2002	2001
Randstad companies, Europe	–	8.2
Tempo-Team and other group companies	2.2	–
	2.2	8.2

Employees (average)	Staffing 2002	Staffing 2001	Corporate 2002	Corporate 2001
Randstad companies, Europe	116,700	123,400	7,220	8,000
Randstad North America	46,500	47,400	2,330	2,890
Tempo-Team and other group companies	26,600	28,900	1,580	1,850
Yacht	3,100	3,700	640	710
In-house services	14,900	13,500	670	570
Discontinued operations[1]	–	900	–	50
Corporate	–	–	600	430
	207,800	217,800	13,040	14,500

Investments tangible fixed assets	2002	2001
Randstad companies, Europe	15.7	34.3
Randstad North America	2.0	40.2
Tempo-Team and other group companies	0.8	2.2
Yacht	1.6	5.4
In-house services	0.9	2.0
Discontinued operations[1]	–	1.7
Corporate	9.0	27.6
	30.0	113.4

Intangible fixed assets	2002	2001
Randstad companies, Europe	5.1	7.0
Tempo-Team and other group companies	2.0	–
	7.1	7.0

1 Discontinued operations in 2001 were Randon (security) and Hedson.

(amounts in millions of €, unless otherwise indicated)

Revenue	2002	2001
Netherlands	2,167.8	2,341.8
Germany	527.5	617.7
Belgium/Luxembourg	547.1	559.0
France	342.9	349.0
Spain	287.7	298.8
United Kingdom	170.4	151.2
Other European countries	145.9	113.4
North America	1,254.5	1,357.6
Discontinued operations[1]	–	29.9
	5,443.8	5,818.4

Gross profit	2002	2001
Netherlands	598.9	649.0
Germany	110.9	137.2
Belgium/Luxembourg	90.3	97.0
France	51.5	53.3
Spain	46.9	52.3
United Kingdom	33.9	32.8
Other European countries	31.4	27.2
North America	229.6	283.9
Discontinued operations[1]	–	6.7
	1,193.4	1,339.4

Assets[2]	2002	2001
Netherlands	649.2	748.3
Germany	89.7	105.3
Belgium/Luxembourg	115.5	123.4
France	119.1	122.9
Spain	91.8	95.7
United Kingdom	43.5	43.0
Other European countries	46.1	31.4
North America	234.9	311.4
Discontinued operations[1]	0.9	3.6
	1,390.7	1,585.0

Investments intangible fixed assets	2002	2001
Netherlands	2.2	–
United Kingdom	–	8.2
	2.2	8.2

Investments tangible fixed assets	2002	2001
Netherlands	19.0	49.3
Germany	0.7	2.5
Belgium/Luxembourg	2.4	6.8
France	1.3	3.6
Spain	1.8	3.6
United Kingdom	1.3	2.7
Other European countries	1.5	3.0
North America	2.0	40.2
Discontinued operations[1]	–	1.7
	30.0	113.4

Amortization of goodwill	2002	2001
Netherlands	0.2	–
United Kingdom	1.6	1.2
	1.8	1.2

Depreciation	2002	2001
Netherlands	27.4	25.5
Germany	5.7	6.3
Belgium/Luxembourg	5.2	4.7
France	1.9	1.6
Spain	2.4	2.4
United Kingdom	1.8	1.8
Other European countries	2.1	2.4
North America	19.6	16.6
Discontinued operations[1]	–	1.5
	66.1	62.8

Employees	Staffing		Corporate	
(average)	2002	2001	2002	2001
Netherlands	84,100	94,400	5,940	6,490
Germany	16,800	19,500	1,390	1,670
Belgium/Luxembourg	18,900	19,400	1,000	1,070
France	11,900	11,800	650	620
Spain	16,200	17,200	820	920
United Kingdom	7,900	3,500	460	430
Other European countries	5,500	3,700	450	360
North America	46,500	47,400	2,330	2,890
Discontinued operations[1]	–	900	–	50
	207,800	217,800	13,040	14,500

1 Discontinued operations in 2001 were Randon (security) and Hedson.

2 Assets do not include deferred tax assets.

company income statement 2002

in millions of €	2002	2001
Income from participations after taxes	19.7	30.8
Other income after taxes	37.1	29.3
Net income	56.8	60.1

company balance sheet at december 31, 2002

before profit appropriation for ordinary shares, in millions of €	see notes no.		2002		2001
Financial fixed assets	26		256.4		285.5
Receivables	27	20.9		19.6	
Cash and cash equivalents	28	97.6		169.1	
Current assets		118.5		188.7	
Current liabilities	29	40.4		124.2	
Working capital			78.1		64.5
Capital employed			334.5		350.0
Issued capital		14.1		14.1	
Share premium		548.0		548.0	
General reserve		(275.8)		(263.6)	
Unappropriated income		48.2		51.5	
Shareholders' equity	31		334.5		350.0
			334.5		350.0

The 2001 figures have been adjusted for comparison purposes.

notes on the company income statement and balance sheet

(amounts in millions of €, unless otherwise indicated)

General

The financial statements of Randstad Holding nv are included in the consolidated financial statements. Group companies are shown at net asset value.
Other assets and liabilities are valued according to principles stated in the notes on the consolidated financial statements. This further applies to determining net income. This means shareholders' equity and net income are the same as those reported in the consolidated financial statements and reference is made to the relevant notes. With respect to the company statement of income of Randstad Holding nv, the company avails itself of the exemption provided for in Section 402 of Part 9, Book 2 of the Netherlands Civil Code.

26. Financial fixed assets

	2002	2001
Participations in:		
Group companies	(221.4)	(257.7)
Non-consolidated participation	11.1	12.2
	(210.3)	(245.5)
Receivables from subsidiaries	466.7	531.0
	256.4	285.5

Changes in financial fixed assets in 2002 are as follows:

	Partici-pations	Receivables
Value at January 1, 2002	(245.5)	531.0
Capital payments	74.0	–
Income 2002	19.7	–
Dividend payments	(6.5)	–
Loans granted	–	100.4
Repayments	–	(164.5)
Currency differences	(37.2)	(0.2)
Other changes	(14.8)	–
Value at December 31, 2002	(210.3)	466.7

See page 78 for an overview of major group companies.

27. Receivables

	2002	2001
Receivables from group companies	10.8	17.1
Taxes on income	8.0	–
Other receivables	2.1	2.5
	20.9	19.6

28. Cash and cash equivalents

Cash includes bank balances of € 0.6 million (2001: € 1.1 million) as well as time deposits of € 97.0 million (2001: € 168.0 million); these time deposits fall due within a one-month average.

29. Current liabilities

	2002	2001
Bank overdraft	11.6	6.3
Trade accounts payable	0.9	–
Debt to group companies	–	95.0
Taxes and social security charges	–	11.4
Pensions	0.5	0.3
Dividend type-B preferred shares	8.6	8.6
Other debt	18.8	2.6
	40.4	124.2

30. Guarantees

	2002	2001
Guarantees on behalf of group companies	18.7	20.1

The company bears joint and several liability for bank overdraft and guarantees facilities of € 571.0 million (2001: € 657.8 million).

31. Shareholders' equity

Authorized capital is € 50.0 million and consists of 200,000,000 ordinary shares with a nominal value of € 0.10, 50,000 type-A preferred shares with a nominal value of € 500.00, and 50,000,000 type-B preferred shares with a nominal value of € 0.10.
Issued share capital consists of 115,619,048 ordinary shares and 25,200,000 type-B preferred shares. A cumulative preferred dividend of € 0.34 is paid out on issued type-B preferred shares annually.

Changes in shareholders' equity are as follows:

	Issued capital		Share	General	Unappro-priated	
	Ordinary	Preferred	premium	reserve	income	Total
Value at January 1, 2001	10.5	2.3	549.3	(401.5)	198.6	359.2
Appropriation income 2000	–	–	–	140.8	(140.8)	–
Dividend 2000 on ordinary shares paid	–	–	–	–	(57.8)	(57.8)
Redenomination	1.1	0.2	(1.3)	–	–	–
Repurchase ordinary shares	–	–	–	(2.3)	–	(2.3)
Other changes	–	–	–	(0.6)	–	(0.6)
Net income 2001	–	–	–	–	60.1	60.1
Dividend 2001 on type-B preferred shares payable	–	–	–	–	(8.6)	(8.6)
Value at December 31, 2001	11.6	2.5	548.0	(263.6)	51.5	350.0
Appropriation income 2001	–	–	–	35.3	(35.3)	–
Dividend 2001 on ordinary shares paid	–	–	–	–	(16.2)	(16.2)
Repurchase ordinary shares	–	–	–	(2.1)	–	(2.1)
Currency differences	–	–	–	(37.5)	–	(37.5)
Other changes	–	–	–	(7.9)	–	(7.9)
Net income 2002	–	–	–	–	56.8	56.8
Dividend 2002 on type-B preferred shares payable	–	–	–	–	(8.6)	(8.6)
Value at December 31, 2002	11.6	2.5	548.0	(275.8)	48.2	334.5

Of the share premium, € 163.3 million is related to share premium on preferred shares. If preferred shares are withdrawn, the total paid sum (including share premium) will be repaid. The dividend on preferred shares will be reviewed seven years after date of issue only. The first review will take place in November 2005.

Redenomination in 2001 concerned the change of the nominal share value from NLG 0.20 to € 0.10, charged to the share premium reserves.

The purchase of ordinary shares represents the value of shares repurchased within the framework of the stock option program for the members of the Executive Board.

Changes in the repurchase of ordinary shares are as follows:

	Number	€
January 1, 2001	0	0
Repurchase 2001	180,000	2.3
December 31, 2001	180,000	2.3
Repurchase 2002	140,714	2.1
December 31, 2002	320,714	4.4

The amount of € 4.4 million has been charged to the general reserve. Other changes in 2002 concern adjustments of goodwill and tax relating to acquisitions prior to 2001.

Diemen, February 14, 2003

The Executive Board,
C.T.M.J. Farla
B.J. Noteboom
R.J. van de Kraats
L.J.M.V. Lindelauf
J.H. Reese

The Supervisory Board,
J.F.M. Peters, chairman
F.J.D. Goldschmeding, vice-chairman
J.C.M. Hovers
K. Vuursteen
L.M. van Wijk
R. Zwartendijk

overview of major group companies

Randstad companies, Europe

Randstad Europe bv	Amsterdam
Randstad Nederland bv	Amsterdam
Randstad Uitzendbureau bv	Amsterdam
Randstad Contracting bv	Amsterdam
Randstad Speciale Uitzending bv	Amsterdam
Randstad Technoflex bv	Amsterdam
Randstad Belgium nv	Brussels
Randstad Interim sa	Luxembourg
Randstad I ApS	Copenhagen
Randstad II ApS	Copenhagen
Randstad Deutschland GmbH & Co KG	Cologne
Randstad Intérim sa	Paris
Randstad Schweiz AG	Zurich
Randstad Empleo, Empresa De Trabajo Temporal S.A.U.	Madrid
Randstad Consultores S.A.U.	Madrid
Randstad Empresa de Trabalho Temporario Unipessoal LdA	Lisbon
Randstad Employment Bureau Ltd	Newbury
Securicor Recruitment Services Ltd	Newbury
Randstad Italia SPA	Milan

Randstad North America

Randstad North America LP	Atlanta
Randstad Staffing Services Inc.	Atlanta
Randstad Intérim Inc.	Montreal

Tempo-Team and other group companies

Tempo-Team Group bv	Amsterdam
Tempo-Team Uitzendbureau bv	Amsterdam
Tempo-Team Projecten bv	Amsterdam
Tempo-Team IT-Flex bv	Amsterdam
Tempo-Team Werknet bv	Amsterdam
Tempo-Team Contracting bv	Amsterdam
J.M.W. Horeca Uitzendbureau bv	Wageningen
Otter-Westelaken Groep bv	Veghel
Uitzendbureau Otter-Westelaken bv	Veghel
Profcore Business Services bv	Amsterdam

Yacht Europe

Yacht Europe bv	Amsterdam
Yacht Group Nederland bv	Amsterdam
Yacht ICT bv	Amsterdam
Yacht Technology bv	Amsterdam
Yacht Finance bv	Amsterdam
Yacht Management bv	Amsterdam
Yacht UK Ltd	Altrincham
Yacht nv	Brussels
Yacht France sa	Paris
Yacht Germany	Cologne

In-house services

Capac Beheer bv	Amsterdam
Capac Inhouse Services bv	Amsterdam
Capac France sa	Paris
Capac Inhouse Services ETT S.A.U.	Madrid
Capac Inhouse Services Ltd	Newbury

Other group companies

Randstad Holding Nederland bv	Amsterdam
Randstad Groep Nederland bv	Amsterdam
E-bridge bv	Amsterdam
I-bridge bv	Amsterdam
Randon Beheer bv	Amsterdam
Diemermere bv	Amsterdam
Randstad North American Partner Inc.	Atlanta

A list of all group companies has been filed at the Chamber of Commerce in Amsterdam (Kamer van Koophandel, Amsterdam).

Provisions of the articles of association concerning profit appropriation

The following is a summary of the most important stipulations of article 27 of the Articles of Association concerning profit appropriation.

Subsection 1. The Executive Board determines the profit amounts to be reserved with the approval of the Supervisory Board. Wherever possible, the remaining profit will then be divided as follows:

a. A dividend is paid to holders of type-A preferred shares over the call amounts on shares, the percentage being equal to the average legal interest rate - or the respective percentages if interim adjustments have been made to the interest rate –during the financial year for which dividend is paid. This percentage is increased by an amount not exceeding 3% as determined by the Executive Board and approved by the Supervisory Board. If in any year it is impossible to pay, or to pay in full, profit on type-A preferred shares, the dividend in arrears on shares will be paid in the following years before any other dividend payments are made.

b.1 Next, a dividend is paid to holders of type-B preferred shares per series that is equal to the basic percentage - as mentioned in paragraph 2 - of the total of the nominal amount and the share premium deposited with the first issue of the shares of that series, the basic percentage having been raised on issue by an increment of no more than one hundred and thirty-five basic points, to be established by the Executive Board and with the approval of the Supervisory Board.

b.2 The basic percentage stated in paragraph b.1 above is the arithmetic mean of the effective yield on government loans for the account of the Dutch government with a (remaining) duration of six to seven years; taking effect for the first time on the date on which type-B preferred shares (of a series) have been put out on interest, and subsequently every seven years in succession, the basic percentage of type-B preferred shares (of the series concerned) will be adapted to the then valid effective yield of the government loans stated in the above-mentioned provisions.

b.3 If and insofar as the profit is not sufficient to make the payments on type-B preferred shares in full, the deficit will be paid from the freely payable reserves, with the exception of the share premium reserves as stated in Article 4, subsection 4, paragraph b. If and insofar as the payment cannot be effectuated from the aforementioned reserves, a payment will first be made - from the profit made in the subsequent years upon addition to the reserves and subtraction of the amount due to holders of type-A preferred shares in compliance with the above - to the holders of type-B preferred shares to the effect that the deficit is compensated in full before the above provisions can be applied.

b.6 If in the course of any financial year type-B preferred shares have been issued, the dividend on the shares in question over that financial year will be reduced proportionally up to the first day of issue.

Subsection 2. The then remaining sum will be available to the General Meeting, with the restriction that no more payments will be made on preferred shares, or that no reservations will be made for this purpose.

Subsection 4. Subject to approval by the Supervisory Board, the Executive Board may decide to pay an interim dividend for the account of the dividend envisaged over the financial year concerned. A decision to pay an interim dividend may be restricted to a payment of interim dividend exclusively to shareholders of a certain type of share without any prejudice to the rights of shareholders of any other types of shares.

Subsection 5. Subject to approval by the Supervisory Board, the General Meeting may decide to effect dividend payment not, or not entirely, in cash, but wholly in the form of company shares.

Proposed profit appropriation

Pursuant to Article 27 of the Articles of Association, it is proposed to pay a dividend of € 19.6 million on the ordinary shares and € 8.6 million on the type-B preferred shares, out of net income for 2002 amounting to € 56.8 million and to add € 28.6 million to the general reserve.

Auditors' report

Introduction

We have audited the 2002 financial statements of Randstad Holding nv, Amsterdam. These financial statements are the responsibility of the company's Executive Board. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the company as of December 31, 2002 and of the result for the year then ended in accordance with generally accepted accounting principles in the Netherlands and comply with financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code.

Amsterdam, February 14, 2003

PricewaterhouseCoopers Accountants N.V.

in millions of €	first quarter	second quarter	third quarter	fourth quarter	total 2002
Revenue	**1,272.2**	**1,358.0**	**1,445.7**	**1,367.9**	**5,443.8**
Cost of services	992.9	1,056.0	1,137.7	1,063.8	4,250.4
Gross profit	**279.3**	**302.0**	**308.0**	**304.1**	**1,193.4**
Personnel expenses	181.3	179.3	168.7	169.4	698.7
Depreciation	16.5	16.9	16.0	16.7	66.1
Other operating expenses	79.9	80.6	82.4	85.6	328.5
Total operating expenses	277.7	276.8	267.1	271.7	1,093.3
Operating profit	**1.6**	**25.2**	**40.9**	**32.4**	**100.1**
Financial income and expenses	(4.4)	(4.8)	(4.3)	(2.3)	(15.8)
Income from operations before taxes	(2.8)	20.4	36.6	30.1	84.3
Taxes	0.8	(6.0)	(10.9)	(9.4)	(25.5)
Income from operations after taxes	(2.0)	14.4	25.7	20.7	58.8
Income non-consolidated participation	(0.1)	(0.1)	–	–	(0.2)
Net income from ordinary operations	**(2.1)**	**14.3**	**25.7**	**20.7**	**58.6**
Amortization of goodwill	(0.4)	(0.4)	(0.5)	(0.5)	(1.8)
Extraordinary result after taxes	–	–	–	–	–
Net income	**(2.5)**	**13.9**	**25.2**	**20.2**	**56.8**

	first quarter	second quarter	third quarter	fourth quarter	total 2002
Net income	**(2.5)**	**13.9**	**25.2**	**20.2**	**56.8**
Preferred dividend	(2.2)	(2.1)	(2.2)	(2.1)	(8.6)
Net income for ordinary shareholders	**(4.7)**	**11.8**	**23.0**	**18.1**	**48.2**

	total 2002
Earnings per ordinary share (€)	0.42
Earnings per ordinary share from ordinary operations (€)	0.43
Diluted earnings per ordinary share from ordinary operations (€)	0.43
Average number of ordinary shares outstanding (mln)	115.4
Average number of diluted ordinary shares outstanding (mln)	115.4

amounts in millions of €, unless otherwise indicated	2002	2001	2000
Revenue	5,443.8	5,818.4	6,168.1
as % of previous year	93.6%	94.3%	110.8%
Gross profit	1,193.4	1,339.4	1,482.8
EBITDA[1]	166.2	175.7	304.5
Operating profit	100.1	103.8	250.6
as % of previous year	96.4%	41.4%	82.4%
Net income from ordinary operations	58.6	48.3	151.8
as % of previous year	121.3%	31.8%	73.3%
Net income	56.8	60.1	207.2
as % of previous year	94.5%	29.0%	100.1%
Cash flow from operations	196.4	197.5	116.0
Free cash flow	223.4	218.5	(228.9)
Depreciation	66.1	62.8	53.9
Investments in tangible fixed assets	30.0	113.4	113.3
Shareholders' equity[2]	334.5	350.0	359.2
Net debt	207.5	405.3	538.2
Operating capital employed[3]	509.7	659.8	742.5
Capital employed[2]	906.2	1,088.5	1,039.7
Interest cover[4]	10.5	6.8	14.9
Average number of staffing employees	207,800	217,800	244,500
Average number of corporate employees	13,040	14,500	15,570
Number of branches, year-end	1,685	1,769	2,042
Number of in-house locations, year-end	582	489	–
Market capitalization, year-end	988.5	1,727.3	1,809.4
Price/earnings ratio	20	44	13
Average number of ordinary shares outstanding (mln)[5]	115.4	115.6	115.6
Closing price (in €)	8.55	14.94	15.65
Ratios as % of revenue			
Gross margin	21.9%	23.0%	24.0%
EBITDA	3.1%	3.0%	4.9%
Operating profit	1.8%	1.8%	4.1%
Net income from ordinary operations	1.1%	0.8%	2.5%
Net income	1.0%	1.0%	3.4%
Earnings per ordinary share (€)	0.42	0.45	1.72
Earnings per ordinary share from ordinary operations (€)	0.43	0.34	1.24
Diluted earnings per ordinary share from ordinary operations (€)	0.43	0.34	1.24
Dividend	0.17	0.14	0.50
Pay-out (in %)	40	41	40

1 EBITDA: income before financial income and expenses, taxes, depreciation tangible fixed assets and amortization of intangible fixed assets. 2 Comparative figures adjusted for change in profit appropriation for ordinary shares. 3 Operating capital employed: tangible fixed assets + working capital - cash + dividend + short-term interest-bearing debt - receivable from sale real estate. 4 Interest cover: EBITDA on financial income and expenses. 5 Ordinary shares outstanding: average in millions, adjusted for splits.

1999	1998	1997	1996	1995	1994	1993
5,565.4	4,223.8	3,209.5	2,701.4	2,133.9	1,705.6	1,364.2
131.8%	131.6%	118.8%	126.6%	125.1%	125.0%	99.8%
1,308.7	948.9	707.6	574.4	451.9	354.5	283.2
350.0	264.7	209.8	162.2	130.9	97.3	68.8
304.3	232.6	180.5	143.1	113.3	80.2	50.6
130.8%	128.9%	126.1%	126.2%	141.4%	158.5%	83.1%
207.0	152.2	117.0	94.1	74.1	51.0	32.8
136.0%	130.1%	124.3%	127.0%	145.2%	155.5%	79.0 %
207.0	152.2	117.0	94.1	74.1	51.0	32.8
136.0%	130.1%	124.3%	127.0%	145.2%	155.5%	79.0%
293.2	–	–	–	–	–	–
31.4	–	–	–	–	–	–
45.7	32.1	29.3	19.1	17.6	17.1	18.2
58.2	57.7	42.4	45.7	30.7	13.3	11.3
410.8	430.3	353.5	280.3	213.9	162.7	140.0
159.8	48.4	(153.1)	(120.9)	(87.3)	(73.6)	(53.4)
426.6	–	–	–	–	–	–
846.1	668.5	380.4	303.4	235.4	185.4	165.3
33.0	–	–	–	–	–	–
241,000	204,200	165,300	141,700	113,900	88,800	72,200
12,900	9,800	7,700	6,300	5,100	4,200	3,800
1,755	1,616	1,108	962	895	778	735
–	–	–	–	–	–	–
5,526.6	5,298.8	4,092.1	2,708.6	1,363.0	843.5	505.4
28	33	35	29	18	17	16
115.6	108.9	108.0	108.0	108.0	108.0	108.0
47.80	45.83	37.89	25.08	12.62	7.81	4.68
23.5%	22.5%	22.0%	21.3%	21.2%	20.8%	20.8%
6.3%	6.3%	6.5%	6.0%	6.1%	5.7%	5.0%
5.5%	5.5%	5.6%	5.3%	5.3%	4.7%	3.7%
3.7%	3.6%	3.6%	3.5%	3.5%	3.0%	2.4%
3.7%	3.6%	3.6%	3.5%	3.5%	3.0%	2.4%
1.72	1.39	1.08	0.87	0.69	0.47	0.30
1.72	1.39	1.08	0.87	0.69	0.47	0.30
–	–	–	–	–	–	–
0.69	0.54	0.44	0.35	0.28	0.19	0.17
40	41	40	40	40	40	55

geographical distribution

(situation on December 31, 2002)


North America

	Branches/ in-house locations	Staffing employees*	Corporate employees*
Netherlands	867	84,100	5,940
Germany	244	16,800	1,390
Belgium/Luxembourg	184	18,900	1,000
France	173	11,900	650
Spain	124	16,200	820
United Kingdom	85	7,900	460
Switzerland	19	800	70
Italy	83	3,100	290
Denmark	6	500	40
Portugal	5	1,100	50
United States	463	45,700	2,240
Canada	14	800	90
Total	2,267	207,800	13,040

United States
Randstad 463
(including 116 in-house locations)

Canada
Randstad 14

* average

Europe



Netherlands
Randstad 324
(including 45 in-house locations)
Tempo-Team 304
(including 56 in-house locations)
Profcore 1
Otter-Westelaken 12
Yacht 35
Capac Inhouse Services 191

Germany
Randstad 237
(including 26 in-house locations)
Yacht 7

Belgium
Randstad 126
Yacht 10
Randstad Inhouse Services 46

Luxembourg
Randstad 2

France
Randstad 100
Yacht 1
Randstad Inhouse Services 72

Spain
Randstad 114
Randstad Inhouse Services 10

United Kingdom
Randstad 67
Yacht 1
Randstad Inhouse Services 17

Switzerland
Randstad 19

Italy
Randstad 80
Randstad Inhouse Services 3

Denmark
Randstad 6

Portugal
Randstad 5

(as of December 31, 2002)

	Professionals staffing	Mass-customized staffing		Large-scale staffing	
	Yacht	Randstad	Tempo-Team + other group companies	Randstad Inhouse Services	Capac Inhouse Services
Countries	Belgium	Belgium/Luxembourg		Belgium	
		Canada			
		Denmark			
	Germany	Germany		Germany	
	France	France		France	
		Italy		Italy	
	Netherlands	Netherlands	Netherlands		Netherlands
		Portugal			
		Spain		Spain	
		United States		United States	
	United Kingdom	United Kingdom		United Kingdom	
		Switzerland			
Support	Shared Service Centers + Group functions				

(situation as of March 1, 2003)

Supervisory Board

J.F.M. Peters (chairman)
F.J.D. Goldschmeding
J.C.M. Hovers
K. Vuursteen
L.M. van Wijk
R. Zwartendijk

Executive Board

B.J. Noteboom, chairman of the Executive Board and CEO, also responsible for Randstad Netherlands and Germany
R.J. van de Kraats, chief financial officer, also responsible for Yacht and IT
L.J.M.V. Lindelauf, responsible for Randstad Belgium, Luxembourg, France, Spain, Portugal, Italy, Switzerland and Denmark, also responsible for in-house services, Tempo-Team, Otter-Westelaken and Profcore
J.H. Reese, responsible for Randstad North America and United Kingdom

Advisor

C.T.M.J. Farla

Executive Vice Presidents

D. van Gelder, corporate accounts
F.C.A. van Haasteren, human resources & general affairs and chairman of the Board of Randstad Groep Nederland

Managing Directors Holding

P. Adida, business concept development
M.C. van den Biggelaar, planning, strategy & finance
Ph. Cafiero, management development
S. de Leeuw, social & legal affairs Randstad Groep Nederland
J.M. van de Luijtgaarden, corporate accounting & tax affairs
J. Muchez, chief information officer

Managing Directors Operating Companies

Randstad companies, Europe
M.C. Ceresa, Italy
E. Gatzke, Germany
Ch. Bruchmann, Germany
H. Franken, Germany
H. van Slooten, Germany
J.W.J. Hoogeveen, United Kingdom
S. Keller, Denmark
G.J.L. Mallet, Portugal
F. Noyer, France
R.P. Scheiwiler, Switzerland
E.J.N. Schreur, Spain
J. Vermeulen, the Netherlands
S.H. Witteveen, Belgium and Luxembourg

Randstad North America
G.N. Auerbach, human resources
L.L. Clark, chief information officer
W.B. Elliott, chief financial officer
L. Galipeau, division Canada
A.J. Gershlak, specialty businesses division
M.T. Jacoutot, west, Atlanta & central division, chief marketing officer
A.G. Radler, northeast & south-central division
G. Spencer, southeast division

Tempo-Team Group
P.J. Hulsbos

Otter-Westelaken Groep
J.R.J. den Otter

In-house services
J. W. van den Broek, Capac Inhouse Services the Netherlands
C.H. Versteeg, Randstad Inhouse Services Europe

Yacht Europe
P.P.M. van de Kerkhof

Shared Service Centers Europe
H.E. Wanders, I-bridge
W.F.J.M. Kitslaar, E-bridge

Colophon

Photography (theme)
Mark Janssen/visualdrug.com

Photography (portraits)
Alex Draijer

Text
Anne Lavelle/The Write Company

DTP
Ernst Hellemink/Hellemink Digital Design

Printing
Hollandia Printing

Randstad Holding nv

Address
Diemermere 25
1112 TC Diemen
The Netherlands

Mailing address
PO Box 12600
1100 AP Amsterdam-Zuidoost
The Netherlands

E-mail
corporate_communications@randstadholding.com
investor_relations@randstadholding.com

Internet
www.randstadholding.com

Phone +31 (0)20-569 59 11
Fax +31 (0)20-569 55 20

